31.03.2008

Launch with staff and the Managing Board on Stephansplatz, Vienna, today at 4:00 pm
Bank Austria: rollout of new brand image

- **From today, "Bank Austria" is new brand name of Austria's largest bank**
- **"UniCredit Group" is new joint parent brand for the entire banking group**
- **New logo unifies strong national identity with international focus**

From today, Austria's largest bank has a new brand name of "Bank Austria" and bears the design of the new joint parent brand of UniCredit Group. The wave has been replaced, giving way to the white number one on a red sphere. The sphere symbolises the international presence of UniCredit Group, while the number one pointing towards the top-right stands for size, strength and dynamism.

[redacted]



"In association with UniCredit Group today we play in the Champions League of the international banking arena, and are one of the leading participants. This is perfectly expressed by our new brand image. The UniCredit Group parent brand stands for internationality and our affiliation with one of the leading European banking groups, while our brand name of Bank Austria symbolises our strong national identity and is also an excellent name from a brand perspective for being the number 1 in Austria", explained Erich Hampel, CEO of Bank Austria.

Changes from today

"UniCredit Group" will become the new joint parent brand for the entire banking group. Its logo and design will be transposed over the brands in the individual countries and business fields of the Group. This sends a clear signal both internally and externally that all units of the Group belong to a strong, European banking group.

"Bank Austria Creditanstalt" is to become "Bank Austria". This move was preceded by an analysis: five and a half years after the merger between Bank Austria and Creditanstalt to form "Bank Austria Creditanstalt", only a very few of the Austrians surveyed mentioned the name "Creditanstalt". With a customer share of 18 percent in the retail banking business only one percent of Austrians named "Creditanstalt" as their bank.

Bank Austria CEO Hampel: "The new brand name is easier to remember and will greatly simplify communication for us. The name Bank Austria is apt as a brand for the largest bank in Austria." Market research also confirms that the new brand image as "Bank Austria" with the new design will be broadly welcomed by customers and lead to an unmistakable positioning on the market.

Staff and Board members to form new Bank Austria logo on Stephansplatz

The launch of the new brand image of Bank Austria will take place today at 4:00 pm with a huge logo shaped by the staff and Board members of the Bank at Stephansplatz in Vienna. The staff and the Board members will together reproduce the new Bank Austria logo in the shape of a massive red disc. At 12.30 pm the CEO of Bank Austria, Erich Hampel, will unveil the new design at the branch on Stephansplatz.

In addition to this, the new brand is also visible from today on important buildings in Vienna as well as at 30 highly frequented branches in the capital and throughout the country. The rest of the branches will gradually follow suit over the coming months. On the facades of all the buildings the new logo will demonstrate the unity with UniCredit Group in the shape of an illuminated, rotating disc. Window displays, doors to branches, display screens on ATMs, the Internet website, name badges and business cards of staff along with the main product folders will all bear the new corporate design.

The new Internet-Homepage is named www.bankaustria.at

The affiliation with UniCredit Group is also expressed in the new email addresses. The email addresses of Bank Austria staff will therefore be structured as follows from now on: firstname.surname@unicreditgroup.at.

Enquiries: Bank Austria Press Office Austria
Martin Halama, Tel. +43 (0)5 05 05 Ext. 52371;
E-Mail: martin.halama@unicreditgroup.at

13.03.2008

Results for the 2007 financial year[1]: Bank Austria Creditanstalt doubles profit to EUR 2.3 billion

- **BA-CA performs strongly in a difficult year: profit before tax up by 96.4 per cent to EUR 2.7 billion**
- **Operating profit reaches new record level of EUR 3.1 billion**
- **Return on equity after tax improved to 17 per cent**
- **Economic Value Added (EVA) up by EUR 905 million to EUR 1.3 billion, with contributions coming from all regions and business segments**
- **CEE business segment accounts for 49 per cent of overall profit before tax**
- **Austrian customer business achieves strong increase of close to 80 per cent (+ EUR 354 million) in profit before tax**
- **Cost/income ratio further improved to 52.2 per cent**

Bank Austria Creditanstalt (BA-CA), a member of UniCredit Group, one of the leading European banking groups, again performed strongly in the difficult market environment prevailing in 2007. Profit before tax was EUR 2.7 billion; while this is lower than the previous year's level of EUR 3.3 billion, it should be noted that a direct comparison with the reported figure for 2006 is not meaningful; the previous year's figure should be adjusted for special effects totalling a net EUR 1.9 billion resulting from the sale of the Polish bank Bank BPH and the Croatian bank Splitska banka. Adjusted for these special effects, results from current business improved by 96.4 per cent.

BA-CA's CEO Erich Hampel: "We have achieved excellent results. In view of the difficult conditions in financial and credit markets, this achievement is not a matter of course and we are therefore proud of it. I am particularly pleased that the improvement in results comes from the CEE Division and from Austrian customer business alike. This shows that we have a well-balanced business model with sustained profitability, which enables us to perform well in a difficult market environment. We benefit from cooperation within UniCredit Group. I am confident that on this sound basis, we can continue to pursue growth in 2008 and further improve our performance."

Changes in the group of consolidated companies, and one-off effects
2007 was the first full year of Bank Austria Creditanstalt in its function as sub-holding company for CEE operations. The group of consolidated companies widened significantly. To make a comparison with 2006 more meaningful, consolidation effects resulting from the disposal of banks in 2006 and from additions to the group of consolidated companies in 2007 are to be taken into account. These include:

- – EUR 2.2 billion: capital gains in 2006 (sale of Bank BPH S.A. and HVB Splitska banka d.d.)
- – EUR 358 million: missing profit contribution 2006 from banks which were sold
- + EUR 713 million: profit contribution 2006 from new CEE banks

If the consolidation effects in the CEE Division are taken into account, profit before tax for 2006 declines from EUR 3.3 billion to EUR 1.4 billion (pro forma in the new perimeter). On the basis of adjusted pro-forma figures, profit before tax improved by 96.4 per cent to EUR 2.7 billion compared with the previous year.

Dividend: EUR 4 per share
The Management Board of BA-CA will propose to the Annual General Meeting that a dividend of EUR 4 (2006: EUR 4) per share be paid on the shares entitled to a dividend.

Items in the income statement
BA-CA's net interest income rose by 15.6 per cent to EUR 3.9 billion (2006: EUR 3.4 billion). Net fees and commissions increased by 17.4 per cent to EUR 2.1 billion (2006: EUR 1.8 billion). Net trading, hedging and fair value income, which for the first six months exceeded

the multi-year average, turned into a net loss in the second half of 2007; overall, at EUR 141 million, it was positive but considerably lower in 2007 than the exceptionally good performance in the previous year (2006: EUR 480 million). Operating income increased by 10.1 per cent to EUR 6.4 billion (2006: EUR 5.8 billion).

Operating expenses totalled EUR 3.3 billion, down by 1.5 per cent from the previous year (2006: EUR 3.4 billion). If the special effect resulting from a partial release of the pension provision (ASVG equivalent) is taken into account, by which payroll costs in the Corporate Center declined, the adjusted figure for operating expenses rose slightly, by EUR 113 million or 3.3 per cent, compared with the previous year.

Operating profit reached EUR 3.1 billion, exceeding the EUR 3 billion mark for the first time. On an adjusted basis, it rose by 26.4 per cent over the previous year (2006: EUR 2.4 billion).

Net writedowns of loans and provisions for guarantees and commitments were EUR 483 million (2006: EUR 715 million), down by 32.4 per cent from the previous year. The decline of EUR 232 million mainly reflects the base effect in the second half of 2006, when – as part of a methodological refinement and higher credit risk standards for low-volume loans to retail customers and to a smaller extent in the SME segment – a one-off allocation of EUR 278 million was made to provisions. Adjusted for this effect, the provisioning charge increased by only EUR 46 million (10.5 per cent), reflecting business expansion.

Restructuring costs in 2007 were EUR 33 million, 87.2 per cent lower than in 2006 (EUR 257 million). The integration in UniCredit Group's structure is more or less complete.

Net income from investments amounted to EUR 268 million, a significant increase over the previous year (2006: EUR 93 million). The rise was mainly due to the share of EUR 223 million in current profits of UniCredit Group's Polish banking subsidiaries, to which BA-CA is entitled under the terms and conditions of the sale of Bank BPH[2] and which is included in net income from investments for the first time.

BA-CA's profit before tax was EUR 2.7 billion, exceeding the previous year's figure by 96.4 per cent (2006: EUR 1.4 billion).

Consolidated profit (after tax and minority interests) was EUR 2.3 billion – more than double the adjusted pro-forma figure for 2006 (EUR 1.1 billion).

On the basis of the above mentioned results the following key financial data have been calculated:

- Earnings per share were EUR 11.71 after EUR 20.56 (as published) in 2006. After deduction of all one-off effects, but still based on the old consolidation perimeter and the old number of shares, adjusted earnings per share for 2006 were EUR 7.61.
- Return on equity (ROE) after tax increased significantly, to 17 per cent (adjusted figure for 2006: 15.8 per cent).
- The cost/income ratio improved significantly, to 52.2 per cent (adjusted figure for 2006: 58.3 per cent).
- The risk/earnings ratio (provisioning charge / net interest income) improved to 12.3 per cent (adjusted figure for 2006: 14.9 per cent).
- Economic Value Added (EVA) rose by EUR 905 million to EUR 1.3 billion. Of the total increase, EUR 291 million came from the Austrian business segments (including MIB, without the Corporate Center) and EUR 334 million from the CEE business segment.

Results of the Divisions
BA-CA reports its results in five Divisions: Retail, Private Banking & Asset Management, Corporates, Markets & Investment Banking, and Central Eastern Europe (CEE). The bank also shows results for its Corporate Center.

Efforts made in the **Retail** Division in the past years to serve the market with a customer-focused approach while improving profitability proved successful in 2007. The Retail Division achieved the turnaround in 2007 and has returned to sustained profitability. The favourable development in the business segment was supported by three factors: the switch from a traditionally product-oriented approach to customer-focused segmentation; further differentiation of customer service models geared to providing customers with advisory services responding to different stages in their lives; and the transfer of back-office and settlement activities to a subsidiary.

In 2007, the Retail Division generated an operating profit of EUR 330 million (2006: EUR 305 million). Its pre-tax results improved significantly, from a loss before tax of EUR 119.2 million in 2006 to a profit before tax of EUR 135.2 million in 2007. The favourable performance trend is reflected in ROE before tax, which swung from -10.1 per cent to 13.3 per cent. The cost/income ratio declined from 76.2 per cent to 73.9 per cent.

The profit contribution from the Affluent Customers sub-segment rose strongly in the previous year, reflecting very favourable trends in investment business. Revenues generated in business with Mass Market customers remained at a stable level. A gratifying feature is the turnaround in results from the Small Businesses sub-segment (businesses with an annual turnover of less than
EUR 3 million): with its "one-stop shop" approach, BA-CA has a strong competitive advantage in this area. The bank plans to open about 15 new branches for retail customers in Austria in the next three years.

The **Private Banking & Asset Management** Division took further integration steps in 2007 to align its set-up to UniCredit's structure with a view to concentrating services provided to high net worth individuals and conducting Austrian fund business with the support of Pioneer, one of the world's leading fund managers. The transfer of private customers in the top segment from BA-CA to BANK*PRIVAT* was completed, creating the basis for providing integrated services to high net worth individuals. Pioneer Investments Austria held its ground in a difficult market environment; the company offers structured investment products providing investment opportunities while limiting risk.

Operating profit of the Private Banking & Asset Management Division in 2007 reached EUR 98 million (2006: EUR 66 million). Profit before tax rose to EUR 99 million (2006: EUR 63 million). ROE before tax increased from 36.5 per cent to 48.9 per cent, the cost/income ratio improved from 61.6 per cent to 51.5 per cent compared with the previous year.

The **Corporates** Division generated an operating profit of EUR 652 million in 2007, which was 5 per cent higher than in the previous year (2006: EUR 623 million). Profit before tax increased by 12 per cent to EUR 570 million (2006: EUR 507 million). ROE before tax rose to 25.2 per cent (2006: 20.5 per cent) and the cost/income ratio improved to 35.1 per cent (2006: 41.2 per cent).

A comparison of the items in the 2007 income statement of the Corporates business segment with 2006 figures is meaningful only to a limited extent because BA-CA Leasing was transferred to UniCredit Global Leasing and was no longer included in the group of consolidated companies as from the second half of 2007. This restructuring led to a decline in net interest income and net non-interest income. If the figures are adjusted for this effect, operating income rose by 5 per cent (reported figure: – 5 per cent).

The Corporates Division attracted more than 700 new customers in 2007. The Division aims to further increase the number of new customers significantly in the next few years, especially among Austrian medium-sized companies. The target number to be reached by 2010 is a total of 30,000 customers served by the Corporates Division – 3,000 more than the current number of 27,000 customers. In this context, BA-CA will benefit from the trend towards internationalisation among medium-sized companies by increasingly offering such companies in Austria the network advantages within UniCredit Group. Today, BA-CA is already the number 1 banking partner for companies in Austria: 82 per cent of large corporates, 62 per cent of medium-sized companies and 45 per cent of small businesses are customers of BA-CA.

Operating profit generated by the **Markets & Investment Banking** (MIB) Division in 2007 was EUR 238 million, slightly exceeding the strong performance of the previous year (2006: EUR 235 million), despite global market turbulence and a very difficult market environment. Profit before tax improved by 15 per cent to EUR 237 million (2006: EUR 207 million). ROE before tax was 12.1 per cent (2006: 66.4 per cent). The cost/income ratio was 49.5 per cent (2006: 41.6 per cent).

Overall, the financial market crisis in 2007 had an impact on net trading, hedging and fair value income, which was partly offset by favourable developments in other business lines such as FICC (Fixed Income, Commodities and Currencies). Net fees and commissions and net interest income rose strongly, especially in the second half of the year, thus more than offsetting the impact on net trading, hedging and fair value income.

MIB's good overall performance is mainly due to the diversification of trading activities (by market segment and region) and to the large proportion of customer-driven business. It also

reflects the growing importance of advisory services, which have been intensified over the past years.

BA-CA's **CEE** Division doubled its profit before tax compared with the previous year, to EUR 1.3 billion (2006: EUR 655 million), contributing almost one half (49 per cent) to overall profit before tax of Bank Austria Creditanstalt. Return on equity before tax reached 18.9 per cent (2006: 18 per cent). Further improvements were achieved in the cost/income ratio to 51.4 per cent (2006: 53.2 per cent) and in the risk/earnings ratio, which declined from 13.4 per cent in the previous year to 9.8 per cent in 2007.

BA-CA acts as UniCredit Group's hub for its banking network in Central and Eastern Europe. As sub-holding company for CEE operations and based in Vienna, BA-CA manages by far the largest banking network in the region, with more than 43,600 employees serving 21 million customers in over 2,400 branches (including Ukrsotsbank).

In 2007, BA-CA continued to grow strongly and made two strategic acquisitions of renowned banks. With the acquisition of ATF Bank in Kazakhstan, the third-largest bank in the country, BA-CA has become the first Austrian bank to enter the Central Asian market. In Ukraine, it acquired Ukrsotsbank, the sixth-largest bank in the country; after the closing in January 2008, Ukrsotsbank is now a member of one of the world's largest banking groups. Ukrsotsbank will be included in the group of consolidated companies in 2008.

Apart from these major acquisitions, BA-CA has also expanded its branch network in CEE countries through organic growth andplans to open 950 additional branches in the next two years. The bank will thereby further expand its leading position in CEE. Another focus in 2007 was on integrating the CEE banking subsidiaries. Mergers of banking subsidiaries took place in Bulgaria, the Czech Republic, Romania and Slovakia in the past year. Moreover, the implementation of a distinct branding strategy has made the banks in the CEE network clearly recognisable as members of UniCredit Group. The last merger in Bosnia and Herzegovina was finalised in February 2008. This means that CEE network consolidation is now complete.

BA-CA's CEO Erich Hampel: "The past year was another milestone in our success story in CEE. With two large acquisitions, four mergers and strong organic growth in booming markets such as Russia and Turkey, we have further expanded our leading position in the region. This benefits our customers: wherever they want to expand their business in CEE, we are already there - offering the standards of quality of one of the largest European banking groups."

The **Corporate Center** of BA-CA recorded a profit before tax of EUR 362 million compared with EUR 2 billion in 2006; the previous year's figure included the above-mentioned one-off capital gains on the sale of banks.

Balance sheet

As at 31 December 2007, BA-CA's total assets were EUR 209.2 billion, up by EUR 54.9 billion or 35.6 per cent on the year-end 2006 figure (31 December 2006: EUR 154.3 billion). This strong increase is due to first-time consolidation of the new banks in CEE and to growth of the bank's business volume.

On the assets side of the balance sheet, financial assets held for trading rose by 14.5 per cent to EUR 19.1 billion (2006: EUR 16.7 billion). Loans and receivables with banks totalled EUR 38 billion, an increase of 17 per cent over the year-end 2006 figure (EUR 32.5 billion). Loans and receivables with customers grew at a disproportionately high rate of 44 per cent, to a total of EUR 115.3 billion (2006: EUR 80.1 billion), as a result of the large volume and strong expansion of customer business in CEE countries.

On the liabilities side, deposits from banks increased by 8.6 per cent to EUR 52.4 billion (2006: EUR 48.3 billion). Deposits from customers rose by 69.6 per cent to EUR 93.2 billion (2006: EUR 55 billion). Debt securities in issue grew by 4.5 per cent to EUR 26.5 billion (2006: EUR 25.3 billion). Primary funds (deposits from customers and debt securities in issue) rose by 49 per cent to EUR 119.7 billion, growing more strongly than loans and receivables with customers - this means that lending business with customers can be fully financed with primary funds.

Equity (including minority interests) increased by 51.2 per cent to EUR 15.3 billion (2006: EUR 10.1 billion). On this basis, BA-CA is the bank with by far the largest capital resources in Austria.

As at 31 December 2007, the BA-CA Group had 54,387 employees (FTE), 33,300 more than

in the previous year (31 December 2006: 21,087 employees). Of this total, 10,739 FTEs are employed in Austria and 43,648 in the CEE countries.

Outlook for 2008
After successful expansion in the CEE region and the turnaround in Austrian retail banking, BA-CA is pursuing organic growth in the current year. This development continues to be driven by the CEE region, where the focus will be on the ambitious branch network expansion programme and full integration of the recently acquired banking subsidiaries in Central and Eastern Europe.

BA-CA's CEO Erich Hampel: "Based on the position created in 2007, we aim to further enhance our performance in Central and Eastern Europe and in Austrian business. In 2008 we want to achieve a double-digit percentage increase in profits."

In the current financial year, the group of consolidated companies of BA-CA will further increase through the integration of Ukrsotsbank in Ukraine.

[1] Unless otherwise stated, all comparative figures in the income statement for the previous year are pro-forma figures. This provides more meaningful information because the group of consolidated companies of BA-CA has significantly widened as a result of the bundling of all CEE banks (except Poland's Markets) in UniCredit Group's CEE Division, which is managed out of Vienna. To make BA-CA's results for 2007 comparable with those for 2006, the 2006 figures have been adjusted on a pro-forma basis reflecting the new structure of BA-CA.

[2] When BA-CA's Polish banking subsidiary Bank BPH was sold to UniCredit in November 2006, it was agreed that BA-CA would receive a share of Bank BPH's current profits for three years.

Enquiries: Bank Austria Creditanstalt Communications Austria
Martin Halama, tel. +43 (0)50505 52371, e-mail: Martin.Halama@ba-ca.com

Press Release

04.03.2008

BA-CA to sell profit participation rights in Immobilien-Holding

- **Highest-bidder procedure open to national and international investors alike**
- **Deloitte engaged with handling sales process**

Bank Austria Creditanstalt (BA-CA) has reached a decision in principle to sell its profit participation rights in the Austrian firm Immobilien Holding GmbH. The profit participation rights of BA-CA and the interests in Immobilien Holding of the Immobilien Private Foundation are to be sold in a coordinated process.

By means of its profit participation rights in Immobilien Holding, BA-CA shares in the revenue of the real estate portfolio of the Immobilien Private Foundation. Corporate strategy considerations have prompted the sale of the profit participation rights, as BA-CA wants to focus more on its core business going forward. The anticipated proceeds will strengthen equity capital and thus contribute towards the financing of continued growth in the banking business.

Immobilien Holding is wholly-owned by the Immobilien Private Foundation. The appealing portfolio with 84 existing properties and 19 development projects as well as the encouraging development of business at Immobilien Holding has recently enabled BA-CA to enjoy an attractive return from the profit participation rights. This is why BA-CA also expects to generate significant revenue from the sale of the rights. The rights shall be sold in a highest-bidder procedure, open to both national and international parties. The whole process will be structured and accompanied by the international advisory firm Deloitte Corporate Finance. Legal advice and legal matters will be handled by Grohs Hofer Rechtsanwälte GmbH.

Under this highest-bidder procedure, potential investors from Austria and around the world are invited to make a non-binding offer by the beginning of April if they are interested, based on which a shortlist of potential parties will be drawn up. This group of selected bidders will receive an opportunity to conduct a technical and legal due diligence before submitting their binding offers. A decision on the winning bid should be made by the end of June.

Enquiries: Bank Austria Creditanstalt Press Office Austria
Martin Halama, Tel. +43 (0)5 05 05 Ext. 52371;
E-Mail: martin.halama@ba-ca.com

Press Release

27.02.2008

Image study: Companies want internationality and consulting expertise from a bank
BA-CA: 20 per cent more customers in the SME segment by 2010

- **Representative survey: Austrian companies asked about what they expect in a bank**
- **Medium-sized and large enterprises want consulting expertise and support in CEE**
- **BA-CA respected for its know-how and extensive network of subsidiary banks**

"The Austrian business community strongly associates us with internationality and size and sees us as a financial institution that can support companies expanding into Central, Eastern and South Eastern Europe with competent consulting services and highly specialised products. This makes us extremely happy because it underscores the success of our efforts to build up our network in the CEE region over the last several years as well as our leading position within UniCredit Group," says Regina Prehofer, the member of the Managing Board responsible for corporate banking at Bank Austria-Creditanstalt (BA-CA), summarising the results of the 2008 image study.

On the behalf of BA-CA, the market research institute Sensor asked businesses about their expectations in a bank in a representative survey. While high profitability (87 per cent), professional competence (82 per cent) and friendly customer service (80 per cent) are seen as basic requirements by all of the companies surveyed, large enterprises consider size (82 per cent), support for CEE activities and the provision of alternative forms of financing (both 55 per cent) to be extremely important. In addition, banks can score extra points with large enterprises with rating advice and government-assisted financing for investments and with medium-sized enterprises with advice about CEE activities and global support for international activities as well as with products such as alternative forms of financing and products for hedging against interest rate and currency risks (each of these factors was mentioned by over 25 per cent of respondents). Small enterprises primarily expect sound advice and strong regional ties from a bank.

"If you look at the results for customers and non-customers separately, you can see that 82 per cent of BA-CA customers gave the bank a positive rating. The reasons given for this rating were competence, size, friendly customer service and internationality. Non-customers also attribute size and internationality to BA-CA, however one-fifth see the bank as having a slow decision making process," says Martin Mayr of BA-CA's Market Research division.

Altogether there are some 23,300 corporate clients in Austria: This number reflects conventional businesses with turnover starting at EUR 3 million and does not include multinational corporations, provincial governments, municipalities, commercial real estate clients or financial institutions. BA-CA services roughly 15,500 of these corporate clients ranging from small enterprises (annual turnover of EUR 3-15 million) to medium-sized enterprises (annual turnover of EUR 15-250 million) all the way to large enterprises (annual turnover starting at EUR 250 million). BA-CA is setting the bar high for the next few years, particularly in the SME segment. The bank aims to expand its client base by 3,000 companies by 2010, thus increasing it by 20 per cent within three years. BA-CA already acquired over 700 new corporate clients in 2007.

"We want to make our know-how, products and international networking possibilities available to the local business community even more quickly and want to help increase the overall level of internationality of Austria's businesses," concludes Prehofer.

Enquiries:
Bank Austria Creditanstalt Press Office Austria
Martin Halama, Tel. +43 (0)5 05 05 ext. 52371
E-mail: martin.halama@ba-ca.com

Press Release

RECEIVED

18.02.2007

National sponsor BA-CA at UEFA EURO 2008(TM): Archduke Charles to be guest of honour at the UniCredit Group Tower

- **Historic statue of the Archduke in Heldenplatz to be enveloped in a modern Event Center**
- **Greater international recognition for the new UniCredit Group and 'Bank Austria'**
- **Pan-Austrian activities as part of the UEFA EURO 2008™ Experience Tour**



"The venerable Archduke Charles will be guest of honour at the UniCredit Group Tower in Vienna's Heroes' Square", said Robert Zadrazil, Bank Austria Creditanstalt (BA-CA) COO, announcing BA-CA's most unusual activity in connection with UEFA EURO 2008™. During the sporting mega-event, BA-CA will open up new sponsorship communication channels by integrating the historic statue of the mounted Archduke in Vienna's Heldenplatz, or Heroes' Square, into a modern event and communication center. The temporary symbol of the event will also incorporate a public catering area. The superstructure will protect the statue of Archduke Charles, which high-spirited football fans will no longer be able to climb, from damage.

According to Zadrazil, "The UniCredit Group Tower will also be used for a charitable cause on a selected match day."Vienna, where the bank traditionally has a very strong market presence, will be at the centre of BA-CA's pan-Austrian sponsorship activities. The UniCredit Group Tower, in Vienna's Hofburg Palace precincts, promises to put all that has gone before firmly in the shade, because the monumental statue of Archduke Charles (on the Volksgarten side of Heldenplatz) will not only be covered by a superstructure, but will also be converted into an ultra-modern event and communication center. A three-storey temporary landmark building, with almost 1,000 square metres of usable space and an overall height of 16.5 metres, will emerge in the middle of Vienna city centre's fan zone, to create one of the most interesting hotspots for friends and guests of BA-CA and the entire UniCredit Group.

The prominently positioned UniCredit "1" logo will be a special feature of the futuristic-looking cube. BA-CA COO Zadrazil is convinced that "The UniCredit Group Tower will transform the historic mounted statue of the Archduke into a temporary event monument. This statement is in perfect keeping with the way we see ourselves – as a dynamic European bank." Some 4,000 VIP guests in total are expected over the 19 match days. The 160 or so participants expected at the annual Capital Markets Day of UniCredit Group, for example, will come to the Tower.

The UEFA EURO 2008™ Experience Tour will also be stationed in Vienna. This is a multi-screen movie dome, with an interactive zone for football fans. BA-CA, as the national sponsor, is an official partner in this too.

Group sponsorship at UEFA EURO 2008™ is very important to BA-CA, because nine nations from the group of 23 countries in the UniCredit network are taking part. "As far as we are concerned, UEFA EURO 2008™ is the perfect stage for increasing recognition of the UniCredit Group across Austria and internationally", says Robert Zadrazil, "In addition we will take this opportunity to introduce the new 'Bank Austria' appropriately." UEFA reckons on an audience of roughly 7.5 billion viewers, which will follow the football matches via television and in the stadia.

BA-CA expects that UEFA EURO 2008™ will considerably heighten awareness of its brand beyond Austria's borders, both for its parent company in Italy and its sister in Germany, as well as its subsidiaries in Croatia, Poland, Romania, Russia, the Czech Republic and Turkey. "Most desirable would be a final with Austrian participation. But the dream final from the Group's point of view is surely Germany versus Italy," admits BA-CA's COO Robert Zadrazil.

You can download printable photos of the UniCredit Group Tower from the Internet. Copies may be made free of charge.

- Enquiries:
  Bank Austria Creditanstalt Media Relations Austria
  Tiemon Kiesenhofer, Tel. +43 (0)5 0505 52819 (direct line)
  E-mail: tiemon.kiesenhofer@ba-ca.com

Press Release

RECEIVED

31.01.2008

Bank Austria Creditanstalt launches sale of real estate

- **Properties in Vienna's Vordere Zollamtsstrasse and Am Hof will be sold**
- **Two-stage bidding process planned to lead up to sale by the end of May**

Bank Austria Creditanstalt (BA-CA) is starting the sale process for two properties owned by the bank in Vienna, at Am Hof 2 and Vordere Zollamtsstrasse 13. As part of a two-stage bidding process the properties, which are offered as a package, will be sold to the best bidder by the end of May 2008.

"The two properties have been selected for sale as part of our office space optimisation plan. We have chosen a transparent bidding process which is open to national and international investors. As the properties are very attractive, we expect strong interest from prospective buyers", says Robert Zadrazil, the BA-CA Management Board member responsible for the sale.

The bank intends and prefers to sell the two properties as a package; however, bids for a single property are also possible. As a first step, the bank will select a number of interested parties from among national and international potential investors and invite them to participate in the bidding procedure. Phase 1 will end with the submission of non-binding bids by mid-March, which will be the basis for a shortlist of interested parties. This selected number of bidders will have the opportunity for due diligence activities in respect of technical and legal details. This will be followed by the submission of a binding offer. The final decision on the sale will be made by the end of May.

Project management is performed by DOMUS Real Estate Management GmbH, a wholly-owned BA-CA subsidiary which acts as BA-CA's trustee for the sale process. The contact for interested parties in Austria is ÖRAG Immobilien Vermittlungsgesellschaft mbH, and for international interested parties HVB (Bayerische Hypo- und Vereinsbank AG). Grohs Hofer Rechtsanwälte GmbH provide legal advice and handle the sale process.

Enquiries: Bank Austria Creditanstalt Communications Austria
Martin Halama, tel. +43 (0)5 05 05 52371;
e-mail: martin.halama@ba-ca.com

Press Release

28.01.2008

UniCredit introduces SEPA throughout Europe

Within the scope of the SEPA launch, from today [Monday, January 28, 2008] UniCredit Group will be making a common euro payments platform available to its 240,000+ corporate customers in Europe. This will make cross-border transfers within Europe just as convenient, secure and favourably priced as domestic payments. SEPA simplifies the centralisation of national accounts by consolidating them into a central account. At the same time, the costs associated with a widespread network of accounts will be significantly reduced. Cash flow and liquidity planning activities will likewise see a substantial improvement.

"Cash management and payment transactions are one of the focal points of corporate banking in UniCredit Group. Our aim is to provide our corporate clients with the best possible service. Thanks to our European orientation, we have already been well acquainted with the relevant market expertise and technologies for quite some time, enabling us to handle European payment transactions in a professional manner", says Marco Bolgiani, Head of GTB Global Transaction banking in UniCredit Corporate Banking. "We also anticipate growth in national and international payment transactions in future. Our strong position in Italy, Germany and Austria as well as in central and eastern Europe gives us an ideal platform in this regard. In total, last year UniCredit Group processed and settled more than 3.5 billion transactions for its customers in Europe."

UniCredit Group's corporate banking advisers are currently supporting clients in the transition to SEPA, the aim being to jointly exploit growth opportunities in Europe. UniCredit has a network of more than 9,000 branches in 23 european countries, and ranking in paramount position in central an eastern Europe. The SEPA region extends to include 31 countries; UniCredit is represented in 18 of these, with 38 banks established on site. In these SEPA countries, CreditTransfer system is being introduced today, which basically corresponds to a remittance by transfer. In parallel, work is currently under way on the introduction of Direct Debits. In Germany, SEPA direct debit system will be introduced in January 2009. Since the European Union is still in the process of supplementing the body of rules and regulations on Direct Debits, a launch throughout Europe is anticipated starting in November 2009.

Outside the SEPA region, UniCredit Group is represented in ten further countries in central and eastern Europe, where UCG provides its corporororate clients with the benefits of efficient payment transaction services. With its network product known as Flash Payment, for instance, UniCredit already guarantees overnight payments today to 32 banks of the UniCredit Group in 21 countries - also in local currency. Of these countries, eight area located outside the SEPA area. "Flash Payment makes us the clear market leader in Europe, since the one-day waiting period in the SEPA region is only scheduled for the year 2012. Until then, banks in the SEPA countries will need to process payments within three working days", says Ernst Ohmayer, Head of Cash Management and e-Banking in UniCredit.
UniCredit offers its corporate customers a further advantage with its EuropeanGate system. This solution enables every enterprise engaged in cross-border operations to administer all accounts via a single, central entry point. The centralised EuropeanGate service is accessible from any given location and assists corporate clients in handling their whole volume of payment transactions for Europe via a single unit - a service that is convenient, transparent and secure, with the capacity to source account information on all accounts on a centralised basis. Using EuropeanGate, UniCredit corporate customers can already process cross-border debit notes today, for instance, a facility that will be possible via SEPA only towards the end of 2009.

Enquiries: Bank Austria Creditanstalt Communications Austria
Alexander Tröbinger, tel. +43 (0)5 05 05 52809;
e-mail: alexander.troebinger@ba-ca.com

23.01.2008

Deal of the Year Award for CEE insurance joint venture between Generali and PPF

....

At its annual awards ceremony, which took place in London yesterday night, Acquisitions Monthly magazine presented a "Deal of the Year" Award to the joint venture between Generali and PPF Holding in Central and Eastern Europe. UniCredit CAIB acted as Financial Advisor and Financing Mandated Lead Arranger to Generali spa. The transaction, which closed a few days ago, renders the two joint venture partners market leaders in the Emerging European insurance business.

Generali and PPF Holding had formed a joint venture into which each party contributed its CEE insurance business. Following a balancing payment to PPF, Generali became the 51% shareholder of the joint venture. UniCredit arranged two financing facilities for Generali, including a EUR 1.1bn financing facility and a EUR 2.1bn structured finance facility connected to the joint venture.

About UniCredit Markets & Investment Banking
With a current market capitalization of approximately EUR 75bn (2 January 2008), ranking among the top financial groups in Europe, UniCredit has a presence in 23 countries, with over 40mn clients and 9,000 branches. Within the Group, the UniCredit Markets & Investment Banking division is the competence centre for global financial markets and investment banking services.
UniCredit Markets & Investment Banking maintains one of largest networks of all investment banks on the European continent and combines placement power with in-depth structuring know-how in the major markets as well as in the fast growing European emerging markets.

Contacts
Veronika Fischer-Rief
Product Press Relations
UniCredit Markets & Investment Banking
Bank Austria Creditanstalt AG
Tel. +43 50505-82833
veronika.fischer-rief@ba-ca.com

04.03.2008

Slovakia: respectable economic growth continues in 2008

- **Limited impact from the international environment**
- **Economic growth at outstanding 10.3 % and continues to be good**
- **Euro: estimated conversion rate of 32.3 SKK/EUR most likely**

Slovakia had an outstanding year 2007 with an economic growth rate of 10.3 %. This development was driven by both domestic and external demand and economy is expected to stay strong, though not at such a high rate: for 2008 a growth rate of 6.9 % is expected. "The Slovakian economy is strong and relatively healthy", so Debora Revoltella, CEE chief economist of UniCredit Group. "It is further backed by an increasing production in new plants, mainly in automotives, electronics and machinery." These are perfect prospects for the labour market as well. The development there remains healthy and a continual growth in employment and a decline in unemployment, as well as reasonable wage growth can be observed.

86 % probability of Slovakia meeting the Maastricht criteria

At the end of 2007 inflation increased, driven by external factors like rising global prices for food and oil. Despite that it remains to be one of the lowest in the EU and Slovakia still fulfils the Maastricht criterion. "We consider that there is an 86 % probability of Slovakia meeting all the Maastricht criteria", so Viliam Patoprsty, chief economist of UniCredit Bank in Slovakia. Consequently Slovakia would adopt the Euro as national currency and become part of the Euro Zone with 2009. Sustainability, however, mainly inflation related, is now the main issue. Pressure for a further tightening in fiscal policy may, therefore, increase in the next few years.

The recent international financial turmoil had no major impact on the Slovak financial market. Nevertheless, the Slovakian currency, the koruna was volatile in recent month, influenced by the turbulences on the global financial markets and the domestic political scene. The economic experts of UniCredit Group expect that the koruna will still have some room to appreciate. In the next few months one more revision is supposed to come – the last one – of central parity vs. the Euro, most likely in May. The new parity and consequently also the conversion rate could be set within a range of 32.0-33.0 SKK/EUR, while the experts regard 32.3 SKK/EUR as the most likely one.

About UniCredit Group

Ranking among the top financial groups in Europe in terms of market capitalization (approx. €70 billion at current market price), UniCredit has a presence in 23 countries, with over 40 million clients and 9,000 branches, approximately 170,000 employees and total assets of approximately €1,018 billion (pro-forma) as of 30 June 2007.
In the CEE region, UniCredit operates the largest international banking network with over 3,700 branches and outlets, where more than 76,000 employees serve approximately 27 million customers.
The Group operates in the following countries: Azerbaijan, Bosnia and Herzegovina, Bulgaria, Croatia, the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Kazakhstan, Kyrgyzstan, Poland, Romania, Russia, Serbia, Slovakia, Slovenia, Tajikistan, Turkey and Ukraine.

Requests: Communications CEE, Silvana Lins
Phone: +43 (0) 50505 56036,
E-mail : silvana.lins@ba-ca.com

Press Release

27.02.2008

UniCredit aligns its investment banking business in Russia

- **Powerful operations out of UniCredit Aton and UniCredit Bank**
- **Extraordinary proposition of domestic presence and international operations**

UniCredit Group, one of Europe's leading financial service providers, has combined its Russian financial markets activities under one management with the aim of providing ideal services to its clients. "UniCredit Group considers Russia one of its major growth markets. By establishing the UniCredit brand name for banking services including investment banking it becomes evident how strong UniCredit Group is in Russia already today", said Willi Hemetsberger, Head of Global Markets for UniCredit Markets & Investment Banking.
The UniCredit Markets & Investment Banking division is the competence centre within the Group for capital markets, investment banking and other financial services around the world. As one of the leading European players in the field of financial services including investment banking, it maintains hubs in London, Vienna, Munich and Milan and a widespread network across Emerging Europe. Out of the approximately 3,400 people within in the division, around 350 are based in Russia, namely in UniCredit Bank (formerly International Moscow Bank) as well as in UniCredit Aton and UniCredit Aton International Limited (formerly Aton Broker and Aton International Limited).

Comprehensive investment banking services
"We offer fully fledged financial markets services for local clients as well as for investors into the Russian market. Leveraging on our outstanding position in Russian corporate banking, our highly skilled teams are prepared to establish a new and powerful financial franchise", commented Martin Rauchenwald, Head of UniCredit Markets & Investment Banking Russia. Mr. Rauchenwald runs the business together with two experienced bankers: Alexander Kandel, who runs the investment banking business and Andrey Yumatov, who is in charge of the debt & FICC business.

Successful transactions
Within the past few months, UniCredit Group was in the lead for various landmark transactions. Amongst them was such as the first ever Russian securitization of collateralized debt obligations (Cash Flow CDO), the successfully placed USD 160m "Moscow Region PULSE", for which UniCredit Aton International Limited has been sole arranger. In January, Kinross Gold Corp sold Omolon Gold Mining Company, which owns the Kubaka gold deposit, to Polymetal with UniCredit Aton as advisor. UniCredit Aton also advised the majority shareholders of The United Bakers Group (Russia) on the sale of approx. 100% of the group to Kellogg. UniCredit's high quality custody activities were recently acknowledged by Global Custodian's survey of Agent Banks in Emerging Markets as Top Rated for servicing both Domestic and Cross-Border Clients in Russia.

Further development in the region
Out of Russia, the Markets & Investment Banking Division will further develop its business in the CIS countries. Supported by its product hubs, UniCredit envisages to become a leading player in capital markets, financing, mergers & acquisitions advisory as well as custody. Only recently, UniCredit Group had increased its presence in the region by acquiring two major banks, namely ATF Bank in Kazakhstan and Ukrsotsbank in Ukraine.

Contact
Veronika Rief
ZAO UniCredit Aton
Tel. +7 495 777 8877 ext. 4400
pr@unicreditaton.ru

Press Release

26.02.2006

Russia: on the brink of presidential elections on 2 March

- **Russians overall priority for 2008 is a strong economic development to promote its geopolitical weight**
- **In 2007 Russia became the 10th largest economy in the world**

On March 2nd the Russians are asked to elect a new president and on the brink of this election the political elite shows what is crucial to them: a strong economy. The Russian Statistical Agency published a first estimate of GDP growth of 8.1 % for 2007, which is higher than the most optimistic predictions. In the future the government will also be stepping up efforts to accelerate the growth of key non-oil & gas sectors, such as the car and aircraft industries. In addition infrastructural expenditures will be further increased to support the development.

10th largest economy in the world

Even if caution is asked for concerning these plans, Russian's economy is strong. In 2007 the country reached a nominal GDP of € 942 bn, making Russia the 10th largest economy in the world. Drivers of this impressive dynamic were household consumption, which grew by 13.1 % and an investment boom, here especially notable the 21.1 % increase in corporate investment. The strong growth provides ample opportunities also for foreign companies. "In the current phase of development, Russia's demand for goods from abroad, among them investment goods, is very high", says Debora Revoltella, CEE Chief economist of UniCredit Group. According to a survey by the Statistical Agency 61 % of interviewed enterprises bought imported equipment in 2007.

2008: Prosperous outlook for Russian economy

The economists of UniCredit Group predict a GDP rise of 6.7 %, an increase of the real wages by 12 % and a rise in household demands by 10.2 % in 2008. The prospects for investment growth in 2008 are still very positive, despite a worsening international context and consequent repricing of risk resulting in higher financing costs. "We expect investment to increase by another 14 %, as with almost 60 % of equipment being more than ten years old, the need for equipment renewals is pressing" so Revoltella.

Presidential elections: political continuity granted

The future configuration of power has become clear soon after parliamentary elections, when President Putin announced his support of Mr. Medvedev as a presidential candidate. Given Mr. Putin's popularity Mr. Medvedev's election is almost guaranteed. Furthermore Mr. Putin has agreed to become Russia's Prime Minister in case Mr. Medvedev wins the presidential elections. This shows that he will continue to play a key role in Russian politics. "International financial markets are likely to react positively to Mr. Medvedev's victory, says Revoltella. "Moreover, the end of the uncertainty who becomes president should reduce the political risk and minimise struggles between Kremlin clans, and ensure the continuity of the economic policy."

About UniCredit Group

UniCredit has a presence in 23 countries, with over 40 million clients and 9,000 branches, approximately 170,000 employees and total assets of approximately €1,018 billion (pro forma) as of 30 June 2007.

In the CEE region, UniCredit operates the largest international banking network with over 3,700 branches and outlets, where more than 76,000 employees serve approximately 27 million customers. Currently, the Group operates in the following countries: Azerbaijan, Bosnia and Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia, Hungary, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Poland, Romania, Russia, Serbia, Slovakia, Slovenia, Tajikistan, Turkey and Ukraine.

Requests:

Communications CEE
Silvana Lins
Phone: +43 (0) 50505 56036
E-mail : silvana.lins@ba-ca.com

Press Release

01.02.2008

Two awards for UniCredit Bulbank in Bulgaria

- **UniCredit Bulbank is ranked best custodian bank for the third time**
- **Best Banker in Bulgaria is UniCredit Bulbank CEO Levon Hampartzoumian**

The international magazine Global Custodian ranked UniCredit Bulbank in Bulgaria first in the category of best custodian banks of the country. UniCredit Bulbank is part of UniCredit Group. The bank achieved the first position in all three categories from the prestigious survey – "Local Clients", "Foreign Clients" and "Leading Clients". Thus, UniCredit Bulbank is the indisputable leader in custodian services in the country. It takes the first place in the classification for the third year.

One of the strong sides noted in the grading is the good knowledge of the financial markets in Central and Eastern Europe (CEE). This is the benefit of a large and unique network offered by UniCredit Group as the clearly leading banking group in CEE. With more than 30 years experience in the region UniCredit Group is able to offer special services in all the countries tailored to the needs of the individual customer. With around 3.700 branches and around 76.000 employees the CEE network enables a comprehensive service for all 27 million customers.

A further outstanding award was given to the Chairman of the Management Board and CEO of UniCredit Bulbank, Levon Hampartzoumian. He received this year's Burov Foundation Award for bank management in Bulgaria. The Burov Foundation is the first non-profit organization in Bulgaria, founded in 1992, working in the area of banking and industry. The mission of the foundation is to preserve the ideas and the achievements of the famous Bulgarian banker and politician Atanas Burov from 19th century and to pass them on to the current and future generations.

Short economic outlook on Bulgaria for 2008
Bulgaria's economic fundamentals remain strong, despite inflationary pressures and high external imbalances. GDP growth is estimated to have increased by a real 6.2% last year, on the back of lively consumption and a booming investment demand underpinned by recent EU accession. The capacity of the economy to create new jobs has also significantly improved, bringing the unemployment rate to less than 7% in 2007. These good fundaments are further supported by a strong creditworthiness of the Bulgarian economy.

Thus, the short-term to medium-term economic outlook remains positive. 2008 is anticipated to be another year of robust growth, with real GDP forecasted to increase by 5.9% yoy, despite rising vulnerabilities and a deteriorated international scenario. This is also reflected internationally as Bulgaria was ranked 62 in the most recent Index of Economic Freedom. The results are indicative that Bulgaria has a very supportive business environment in a number of areas including: taxation, privatization, labor market flexibility, restructuring of the financial system and liberalization of prices, capital movement and foreign trade.

About UniCredit Group
UniCredit has a presence in 23 countries, with over 40 million clients and 9,000 branches, approximately 170,000 employees and total assets of approximately €1,018 billion (pro forma) as of 30 June 2007.
Through the merger with Capitalia, effective as of 1 October 2007, UniCredit has significantly strengthened its presence in Italy, which is one of its core markets alongside Germany, Austria and CEE.
In the CEE region, UniCredit operates the largest international banking network with over 3,700 branches and outlets, where more than 76,000 employees serve approximately 27 million customers.

Requests:

Communications CEE
Silvana Lins
Phone: +43 (0) 50505 56036
E-mail : silvana.lins@ba-ca.com

Press Release

RECEIVED

2008 JUN 10 A 10: -

23.01.2008

UniCredit Group: Bank Austria Creditanstalt finalizes the acquisition of a majority stake in Ukrsotsbank

Today Bank Austria Creditanstalt AG (BA-CA), responsible within the UniCredit Group for commercial banking activities in CEE has finalized the acquisition of 94.2% of the total issued share capital of OJSC Ukrsotsbank (USB) from a group of investors represented by EastOne, an international investment advisory firm (the "Selling Shareholders").

The purchase price at closing is €1,525 million (or around US $2,211 million at current exchange rates), which includes the pro-rata capital increase subscribed by the Selling Shareholders in June 2007. In addition, the final consideration will include a post-closing adjustment to be based on USB's net asset value at closing.

The acquisition of USB reinforces UniCredit Group's operations in Ukraine, one of the fastest growing economies in the region, where the Group already operates through UniCredit Bank Ltd.

Credit Suisse and UniCredit Markets & Investment Banking acted as financial advisors to UniCredit and BA-CA, with Allen&Overy acting as legal advisor.

About Ukrsotsbank
USB was established in 1990 and is currently listed on the Ukrainian stock exchange. Historically, USB has concentrated its activities into the corporate and SME sectors. The Bank shifted its activity towards retail banking following the acquisition by a Group of investors now represented by EastOne. At present, the Bank is considering diversifying its activities into asset management, financial consulting and pension funds.

As of 31 December 2007, USB was the 4th largest bank in Ukraine by net customer loans (€3.2 billion, +68% over 2006 at historic Euro exchange rate, representing a market share of 5.8%) and 4th by customer deposits (€1.6 billion, 5.5% market share). At the same date, the Bank had total assets of approximately €4.2 billion.

USB's business model is primarily oriented towards retail banking (48% of the loan portfolio and 8.6% market share as of 31 December 2007) coupled with a solid presence in the corporate and SME sector, accounting for the residual 36% and 16 % of the loan portfolio respectively. As of December 2007, USB's network consisted of 508 branches.

About UniCredit Group
Ranking among the top financial groups in Europe in terms of market capitalization (approx. €70 billion at current market price), UniCredit has a presence in 23 countries, with over 40 million clients and 9,000 branches, approximately 170,000 employees and total assets of approximately €1,018 billion (proforma) as of 30 June 2007.
In the CEE region, UniCredit operates the largest international banking network with over 3,700 branches and outlets, where more than 76,000 employees serve approximately 27 million customers.
The Group operates in the following countries: Azerbaijan, Bosnia and Herzegovina, Bulgaria, Croatia, the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Kazakhstan, Kyrgyzstan, Poland, Romania, Russia, Serbia, Slovakia, Slovenia, Tajikistan, Turkey and Ukraine.

Requests: Communications CEE
Silvana Lins / Christina Bischof
Phone: +43 (0) 50505 - 56036 / -57126
E-mail : silvana.lins@ba-ca.com / christina.bischof@ba-ca.com

Press Release

RECEIVED

22.01.2008

Czech Republic is among the top 40 economic players worldwide

- **Good strategic position in the middle of Europe**
- **Economy benefits from expanding capacities in manufacturing**
- **Second stage of economic reform needed to join the Euro zone**

The Czech Republic ranks among the best countries in Central and Eastern Europe (CEE) in terms of attractiveness for foreign investors. Especially the favourable economic and business environment creates this strong position. The country is ranked among the first 30 to 40 economies in the world in terms of "ease of doing business", level of corruption and global competitiveness. "After Estonia, the Czech Republic attracted the largest amount of per capita FDI in the CEE region in the last decade", adds Debora Revoltella, CEE Chief Economist of UniCredit Group.

Competitiveness Report on Czech Republic
With a well established industrial tradition, the Czech Republic has increasingly specialized in mid-high technology sectors, such as automotive, machinery and equipment manufacturing and fabricated metal products. The competitiveness report on the Czech Republic from the UniCredit Group shows furthermore that the strategic position in the middle of Europe is a clear advantage. Due to its proximity to or being part of some important industrial districts in Central Europe, the country still shows increasing growth potentials. "The growing income and life standards of the Czech people, as well as the development of mid-high technology industries, drive the expansion of services" so Revoltella. Thus, business sectors such as wholesale and retail trade, financial and consulting services, real estate, transportation and logistic services, etc. are expanding.

No date set yet to enter the European Economic and Monetary Union
The recent economic reform acts as a boost for new direct investments (FDI), but no European Economic and Monetary Union (EMU) date has been set yet. "In order to enable the country to join the Euro area by 2012/13, a second stage of economic reforms will need to be introduced in 2008", so Revoltella. Nevertheless for foreign investors willing to exploit the favourable business environment and the local expertise the Czech Republic will continue to be attractive, as the economy is expected to stay healthy. The GDP has been growing by more than or around 6 % for the third year in a row and an expansion of around 4-5 % is still expected for the years to come. This positive outlook has key drivers such as falling unemployment, rapidly expanding capacities in manufacturing on the production side and gross capital formation as well as private consumption on the demand side.

About the UniCredit Group
UniCredit has a presence in 23 countries, with over 40 million clients and 9,000 branches, approximately 170,000 employees and total assets of approximately €1,018 billion (pro forma) as of 30 June 2007.

Through the merger with Capitalia, effective as of 1 October 2007, UniCredit has significantly strengthened its presence in Italy, which is one of its core markets alongside Germany, Austria and CEE.

In the CEE region, UniCredit operates the largest international banking network with over 3,700 branches and outlets, where more than 76,000 employees serve approximately 27 million customers.

Requests: Communications CEE
Silvana Lins
Phone: +43 (0) 50505 56036
E-mail : Silvana.Lins@ba-ca.com

Press Release

16.01.2008

CEE facing the challenges of a new global environment

- **UniCredit Group's view on the growth prospects of the region remains rather positive. The main contagion channel from the international crisis is expected to be related to a potential credit squeeze.**
- **Central European countries are those likely to remain little affected. Some more risk of credit squeeze in South Eastern Europe, in the Baltics and in the Broader Europe countries is forecasted.**
- **The positive outlook is confirmed at the sector level, with medium high technological branches and construction remaining among the best performers.**

CEE countries face the challenges arising from the US sub-prime crisis
The US sub-prime crisis has changed the global operating environment, leaving a world characterised by higher uncertainty, lower growth in the US (and maybe also a recession) and in the Eurozone, lower liquidity and higher cost of risk.

The CEE region is in a good position to withstand the new challenges, a new study from UniCredit New Europe Research Network affirms. Sound growth has been achieved in the last years mainly thanks to a strong dynamic in households' income and wealth, while companies' profitability in the region is high and infrastructural projects add to investment demand. The banking sector has also played a strong role in supporting growth, with financial penetration, measured as loans over GDP, increasing from 23% in 2000 to 43% in 2007.

"Unbalances are however present and they might become a transmission channel for the international liquidity crisis into the region," says Debora Revoltella, the CEE Chief Economist of UniCredit Group. As part of the transition process, some countries were indeed relying on external savings to finance domestic growth. Strong consumption and investment demand brought about fast rising current account deficits and led to a general national saving gap, which has been financed via foreign direct investment, but also via increasing external debt. "In the context of an international repricing of risk, reliance on external savings might lead to some moderate credit squeeze, as the costs of financing for the local economies increase," Debora Revoltella adds. According to UniCredit experts, Central Europe is likely to be largely unaffected by a potential credit squeeze. For Poland, Slovakia, the Czech Republic, Hungary and Slovenia, the main challenges in the years to come are rather related to preserving competitiveness, despite bottlenecks in production capacity.

South Eastern Europe and the Baltics might face some credit squeeze. Given the strong growth of the last years and overheating concerns, this works in line with Central Banks aspirations and can even be beneficial to correct existing unbalances. Broader Europe countries are also sensitive to international repricing of risk. A liquidity crunch is possible to come up in Kazakhstan. Some funding problems might emerge in both Russia and Ukraine. "We believe however resources and commitment should be enough to preserve long term potential of the economy in Kazakhstan and to prevent any major setback even in the short to medium term in the other two countries," adds Revoltella. While remaining sensitive to capital market volatility, Turkey is relatively less likely to face a bank related credit squeeze.

On the overall, the CEE region continues to perform well, even if the pick of the growth cycle is passed. UniCredit forecasts growth at 5.9% and 5.6% in 2008 and 2009, versus an estimated 6.6% in 2007. "The new international environment poses additional challenges, but might also favour a smooth correction of existing unbalances, which in some countries should be taken as a positive signal," explains Revoltella.

Positive outlook confirmed at the sector level
"The CEE region is becoming the manufacturing production arm of Europe and a slowdown of growth at the world and European level might even enhance the process," says Debora Revoltella. "International companies active in the region might try to preserve their profitability by maximising the benefits of having delocalised in the region – thus transferring

some more activities towards the CEE production sites."

Economists see a bunch of medium high tech manufacturing sectors related to the production of investment and intermediate goods as clear winners for 2008-09. "These are the sectors characterised by higher productivity, higher export orientation and higher FDI intensity," so Debora Revoltella. Construction and real estate are also considered as winning branches in most of the CEE countries and UniCredit Group experts believe that positive prospects will stay. This despite the risk of credit squeeze, as local markets are mostly influenced by domestic features and in the region a structural gap in terms of supply is still visible in most of the segments. UniCredit experts warn however that despite a general positive view on the sector, it is time to be relatively more selective among potential projects.

About UniCredit Group
UniCredit has a presence in 23 countries, with over 40 million clients and 9,000 branches, approximately 170,000 employees and total assets of approximately €1,018 billion (pro forma) as of 30 June 2007. Through the merger with Capitalia, effective as of 1 October 2007, UniCredit has significantly strengthened its presence in Italy, which is one of its core markets alongside Germany, Austria and CEE. In the CEE region, UniCredit operates the largest international banking network with over 3,700 branches and outlets, where more than 76,000 employees serve approximately 27 million customers.

Requests: Bank Austria Creditanstalt Communications CEE
Christina Bischof
Phone: +43 (0) 50505 57126
e-mail: Christina.Bischof@ba-ca.com

Press Release

28.03.2008

BA-CA Purchasing Managers' Index in March: Financial market turmoil yet to really impact on Austrian industry

- **BA-CA PMI moves up again in March**
- **Growth in orders ensures expanding production**
- **Employment growth continues unabated**
- **Industrial activity to remain robust until mid-year**

The BA-CA Purchasing Managers' Index (PMI) rose in March from 52.4 to 53.4. After the indicator hit a 2½-year low in the previous month, Austrian industry is now again setting a somewhat brisker pace. Although the index value for 2008 Q1 is below the mean level for 2007, it clearly exceeds the long-term average. "Despite the turmoil on the financial markets and the adverse overall conditions on the international scene, Austrian industry is proving to be in rude health, revealed Stefan Bruckbauer, deputy chief economist at Bank Austria Creditanstalt (BA-CA), who went on to say that: "There is no reason to be pessimistic, at least for the first six months of 2008."

Austrian industrial output was able to record robust growth again in March, with the launch of new, additional manufacturing capacities. The output index climbed to 55.2, the highest level in the current year and significantly higher than the 2007 annual average. This increase was enabled by the continued rise in demand for Austrian industrial products. The growth in orders was actually rather modest and also far lower than in the previous year, even though a good number of orders were brought forward to March in anticipation of future price hikes.

After the decline in the previous month the volume of incoming orders from abroad recovered. However, companies recorded just minor growth in relation to these orders too, which are extremely important for economic activity in Austria. In spite of negative international factors, such as the strong euro exchange rate, export demand has risen slightly. "Austrian industry is reacting very flexibly to the poorer overall conditions and is focusing its activities strongly on buyers in more dynamic economic areas outside of the dollar zone", said BA-CA economist Walter Pudschedl. As is evident from the latest foreign trade figures, the US dollar zone is losing its significance for the Austrian export industry, while trade with Central and Eastern European countries among others is booming.

Conditions for Austrian industry have also become more difficult in light of the way prices are developing on raw material markets. The record rise in the price of oil in March was felt by companies in the form of higher energy and primary material prices. And the increase in price of metals pushed the growth in average purchase prices to its highest level for more than one year. As a result, Austrian industry pushed its sales prices up even more. The increase in sales prices not only exceeded the figure from the previous month but was also the second strongest rise for the last year. Under the current conditions on the market it will become more difficult to fully pass on to customers the additional cost burden caused by the higher purchase prices. "Austrian industry is currently exposed to particularly intense pressure to rationalise operations and will have to undertake major efforts to boost productivity in order to safeguard competitiveness", noted Pudschedl.

In addition to the higher output and the development of new orders, the continued rise in employment, which even picked up pace in March, is an amazing sign of life from industry. While Austrian economic activity has been running along somewhat more sedately than in the previous year, its endurance is nonetheless impressive. However, the turmoil on the financial markets, which is causing the US economy to slide into a recession, will still hinder the pace of the European and thus the Austrian economy as the year progresses. Nevertheless, the latest data shows that the impacts on the Austrian real economy are likely to be less marked than originally feared. "As a result we continue to assume that Austria will record economic growth in 2008 of 1.9 percent. There is absolutely no need to fear a recession in Austria", said Bruckbauer. At the same time, the BA-CA economists believe that the chances of quickly traversing the rocky economic waters expected ahead are slim. The general international conditions will ensure that any recovery will not be seen until well into the following year. As

a result, growth in 2008 could be a positive surprise, while that for 2009 may disappoint.

Note: PMI figures above the 50.0 mark indicate growth compared to the previous month; readings below the 50.0 mark indicate contraction. The greater the divergence from 50.0, the greater the change signalled. This report contains the original data from the monthly survey among purchasing managers of industrial companies in Austria. The survey is sponsored by Bank Austria Creditanstalt and has been carried out by NTC Research under the auspices of ÖPWZ, the Austrian Productivity and Efficiency Centre, since October 1998.

Charts

Enquiries: Bank Austria Creditanstalt Economics & Market Analysis
Walter Pudschedl, Tel. +43 (0)50505 Ext. 41957
E-Mail: economic.research@ba-ca.com

21.03.2008

Sector Report from the Bank Austria Creditanstalt Economics Department:
Printing and publishing sector still under pressure in 2007

- **Sales growth remains below 3 per cent despite positive trend in demand**
- **Earnings curtailed by falling prices and rising costs**
- **Structural disadvantages reflected in high trade deficit of €490 million for publishing products**
- **Sector will maintain moderate growth in 2008 and 2009**

Pressure on prices and earnings persists for printing companies and publishing houses in Austria as a result of the specific market and competitive situation. This pressure remained even when the economic environment was favourable, as in 2006 and 2007, when production output in the printing industry rose by an average of 5 per cent a year. These are the highlights of the latest sector report from the Bank Austria Creditanstalt (BA-CA) Economics Department. At the same time, however, sales rose by only 4 per cent a year, indicating that prices have fallen on average in the sector by around 1 per cent. In 2007, sales in the industry increased by less than 3 per cent to € 4.9 billion (preliminary figure). Moreover, printing companies have also been battling significant cost increases for more than two years. These could no longer be offset in full by productivity gains and curtailed earnings in the sector in 2007 at least.

"The sector is highly concentrated in some areas and at the same time some segments are less competitive and very cyclical," commented BA-CA economist Günter Wolf. This is one reason why further cuts in capacity are unavoidable in the printing and publishing industry despite extensive restructuring efforts in the past. In 2007, the number of employees fell by 1 per cent and the jobs that were created for the first time in ten years in 2006 have disappeared again. The sector now has a workforce of around 24,900 employees compared to more than 30,000 in the mid-nineties.

Sales by the publishing houses and printing companies are largely dependent on domestic consumer demand: this is generated directly through spending by private households on reading materials and indirectly through advertising spend by companies. As a result of this dependency on consumption, publishing companies in particular are facing weak growth with saturated demand in many areas. "The proportion of household expenditure spent on books, newspapers and other print media has risen only minimally by 1.4 per cent over the last two decades," explained sector analyst Wolf.

Like the publishing houses, Austria's printing industry also focuses on the domestic market. The export ratio stands on average at 21 per cent, compared to the average for industry of 56 per cent. However, while being close to the customer is often a decisive success factor for printing companies, the low export ratio for publishing products points to weaknesses in the sector. In 2007, the export surplus on catalogues and printed advertising materials of € 74 million was countered by the deficit from books and magazines of € 490 million. The deficit in book exports has been growing virtually unchecked for years, partly because Austria is not generally considered to be an ideal location for book production as it is a small market.

Weaker economic growth in 2008 and 2009 will cost the publishing and printing industry relatively few orders, mainly because consumption will expand slightly. The momentum in the business community's willingness to advertise and the demand for print media will continue and consequently so will demand for print services. Günter Wolf of BA-CA: "Although in future media companies will no longer achieve any major increases in circulation with newspapers and magazines, they are benefiting from further rises in advertising revenue. Similarly, demand for print services is increasing at around the same modest pace of previous years." The pressure from competition and pricing in the sector will not ease and will lead to further consolidation measures and job cuts.

Enquiries: Bank Austria Creditanstalt Press Office Austria
Tiemon Kiesenhofer, Tel. +43 (0) 50505 - 52819
E-mail: Tiemon.Kiesenhofer@ba-ca.com

12.03.2008

Holiday Euro Spring 2008:
Holiday euro only benefiting from strong appreciation overseas

- **Popular holiday destinations still suffering from even higher inflation than Austria**
- **Strong euro translates to increased holiday funds primarily overseas**
- **Holiday euro worth almost as much in the USA as in Turkey**
- **Particularly significant increases in South Africa, Mexico and Hong Kong in addition to the USA and the UK**

"Holiday travellers will only be able to escape high inflation in overseas destinations and in Great Britain," says Stefan Bruckbauer, an economist at Bank Austria Creditanstalt (BA-CA). Although many holiday destinations that are popular among Austrians have exhibited a somewhat lower level of inflation than that seen in Austria over the last twelve months, the difference is insignificant. At the same time, many other popular holiday destinations have experienced higher inflation combined with currency appreciation, such as Turkey, where the lira has appreciated against the euro. Travellers can profit from somewhat lower inflation in Germany and France: the holiday euro is worth a bit more in both of these countries this year. However, the holiday euro is worth significantly less in Turkey and slightly less in Croatia due to high inflation and appreciation against the euro in both countries.

"Weighted by the popularity of the various holiday destinations, the holiday euro is worth roughly 2 per cent less in the spring of 2008 than it was a year ago," adds Bruckbauer. This figure represents a continued historic low for the holiday euro. The economists at BA-CA calculated the value going back to 1990. At the moment, the strength of the euro is only having a positive impact for overseas destinations. The only exception among the popular European destinations is Great Britain, where currency depreciation and low inflation have increased the value of the holiday euro by 10 per cent, making the euro worth noticeably more in Great Britain than at home for the first time in ten years.

"In the summer of 2008, the holiday euro will continue to be worth the most in Turkey, despite the depreciation of the euro against the lira. This is followed by Hungary and Croatia, with the USA coming in higher than usual at fourth place," says the BA-CA economist. "This year the holiday euro is hardly worth more in Portugal, Spain, Canada, France, Germany and Italy than in Austria." Despite the depreciation of the franc, travellers will get less for their holiday euro in Switzerland (85) than in Austria.

The fact that the USA is fourth among the most popular destinations for Austrians in terms of the value of the holiday euro is clearly due to the strong development of the euro, which continued to appreciate against the dollar, increasing by 11 per cent since the spring of 2007. Overall, the holiday euro is also worth significantly more than it was a year ago in other overseas destinations that are popular among Austrians. "According to our calculations which are weighted by popularity, the holiday euro is worth roughly 9 per cent more for overseas destinations in the spring of 2008 than it was a year ago," says Stefan Bruckbauer.

At the moment, travellers can particularly profit when travelling to South Africa, where higher inflation has been outweighed by the depreciation of the rand against the euro. However, travellers can also take advantage of the strength of the euro in South and Central America, with the exception of Brazil, whereby Mexico and the Dominican Republic represent particularly attractive destinations. The value of the holiday euro also increased in Asia, although somewhat less than on average. While the value of the holiday euro has increased at an above average rate in Hong Kong, it has only increased at an average rate in Thailand and a below average rate in China and Japan.

In conclusion, the economists at BA-CA would like to point out that these figures are average values that could differ for individual regions (such as the central region of London, for example). In addition, the price levels refer to the average price of goods and services in the individual countries; the prices for individual products could differ substantially (especially for

tourists). Therefore, no values are listed for holiday destinations, but rather just the changes in value. Furthermore, the fact that the price levels are so much more affordable in some holiday destinations than in Austria is primarily due to the high income level in Austria. If the price level were lower in Austria, the income level would also be lower – many of us would most likely not be able to afford to go on holiday at all.

charts

Enquiries: Bank Austria Creditanstalt Economics and Market Analysis
Stefan Bruckbauer, Tel. +43 (0) 50505 ext. 41951
e-mail: stefan.bruckbauer@ba-ca.com

Press Release

04.03.2008

Slovakia: respectable economic growth continues in 2008

- **Limited impact from the international environment**
- **Economic growth at outstanding 10.3 % and continues to be good**
- **Euro: estimated conversion rate of 32.3 SKK/EUR most likely**

Slovakia had an outstanding year 2007 with an economic growth rate of 10.3 %. This development was driven by both domestic and external demand and economy is expected to stay strong, though not at such a high rate: for 2008 a growth rate of 6.9 % is expected. "The Slovakian economy is strong and relatively healthy", so Debora Revoltella, CEE chief economist of UniCredit Group. "It is further backed by an increasing production in new plants, mainly in automotives, electronics and machinery." These are perfect prospects for the labour market as well. The development there remains healthy and a continual growth in employment and a decline in unemployment, as well as reasonable wage growth can be observed.

86 % probability of Slovakia meeting the Maastricht criteria
At the end of 2007 inflation increased, driven by external factors like rising global prices for food and oil. Despite that it remains to be one of the lowest in the EU and Slovakia still fulfils the Maastricht criterion. "We consider that there is an 86 % probability of Slovakia meeting all the Maastricht criteria", so Viliam Patoprsty, chief economist of UniCredit Bank in Slovakia. Consequently Slovakia would adopt the Euro as national currency and become part of the Euro Zone with 2009. Sustainability, however, mainly inflation related, is now the main issue. Pressure for a further tightening in fiscal policy may, therefore, increase in the next few years.

The recent international financial turmoil had no major impact on the Slovak financial market. Nevertheless, the Slovakian currency, the koruna was volatile in recent month, influenced by the turbulences on the global financial markets and the domestic political scene. The economic experts of UniCredit Group expect that the koruna will still have some room to appreciate. In the next few months one more revision is supposed to come – the last one – of central parity vs. the Euro, most likely in May. The new parity and consequently also the conversion rate could be set within a range of 32.0-33.0 SKK/EUR, while the experts regard 32.3 SKK/EUR as the most likely one.

About UniCredit Group
Ranking among the top financial groups in Europe in terms of market capitalization (approx. €70 billion at current market price), UniCredit has a presence in 23 countries, with over 40 million clients and 9,000 branches, approximately 170,000 employees and total assets of approximately €1,018 billion (pro-forma) as of 30 June 2007.
In the CEE region, UniCredit operates the largest international banking network with over 3,700 branches and outlets, where more than 76,000 employees serve approximately 27 million customers.
The Group operates in the following countries: Azerbaijan, Bosnia and Herzegovina, Bulgaria, Croatia, the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Kazakhstan, Kyrgyzstan, Poland, Romania, Russia, Serbia, Slovakia, Slovenia, Tajikistan, Turkey and Ukraine.

Requests: Communications CEE, Silvana Lins
Phone: +43 (0) 50505 56036,
E-mail : silvana.lins@ba-ca.com

28.02.2008

BA-CA Purchasing Managers' Index in February: Industry still growing, but more slowly

- **BA-CA PMI edged down in February**
- **Production, order backlog and employment growth slowing**
- **Record-high euro curtailing orders from abroad**
- **Rising purchasing prices a negative factor**

The BA-CA Purchasing Manager's Index (PMI) sank from 54.1 to 52.4 in February. The index has been weakening consistently over the past months in spite of its upward and downward fluctuations, and is now at its lowest level in 36 months. However, a value above 50 indicates that domestic industry is still growing. "Activity in the Austrian industrial sector is losing some of its momentum, but is still speeding up," says Stefan Bruckbauer, deputy chief economist at Bank Austria Creditanstalt (BA-CA). However, last year's robust growth rates are out of reach now.

Especially the paltry rise in order intake is dampening the outlook. The index for overall new orders has fallen to 51.2, well under the average for 2007 (52.9) and the level posted in January (53.0). While some companies were able to win new customers, demand is falling across the board in key foreign markets. "Export orders actually declined in February," says Bruckbauer, and adds: "The difficult international conditions are having an increasing impact on Austria's industry." The fact that the economies of Austria's most important trading partners are slowing and the strength of the euro, which surpassed USD 1.50 for the first time in February, are taking a bite out of business for heavily export-oriented companies.

The slackening order intake is already having an effect on the order books and production levels. Order backlog nearly stagnated in February, and production growth slowed considerably. The index component for production output fell from 54.8 in January to 53.1 in February and is now well below the average for 2007 (54.7).

BA-CA Purchasing Managers' Index and components

	BA-CA PMI	New orders	Output	Employ-ment	Suppliers' delivery times	Stocks of purchases	Prices 1)	Backlog of work 1)
Oct.07	**52.8**	50.1	52.1	54.8	42.2	51.0	58.1	50.3
Nov.07	**55.0**	53.5	55.7	56.8	44.5	53.2	57.2	53.5
Dec.07	**53.2**	52.6	52.3	54.1	44.2	51.8	58.7	50.9
Jan. 08	**54.1**	53.0	54.8	55.4	44.7	51.2	64.9	53.3
Feb. 08	52.4	51.2	53.1	51.5	45.8	52.9	64.3	50.3

The index component for employment fell to 51.5 in February (January: 55.4). "In spite of the fact that the sector is no longer as robust, Austrian industry is still creating new jobs, just at a markedly slower rate," says BA-CA economist Walter Pudschedl.

The industrial sector is still fighting with a hefty increase in purchasing prices. Prices are up for energy and transport services and especially for inputs such as wood and metals. Industrial companies have responded to this increasing cost pressure by raising their own selling prices, but not fast enough to entirely compensate for the jump in purchasing prices. And selling prices increased less in February than in January. "The fact that the selling price index component is lower than in January shows that the companies are not free to set prices because of the falling demand. Their profit margins are shrinking," says Pudschedl. The current environment of fierce competition and economic cooling will breed growing challenges for Austrian industry in the coming months.

Chart

Note: PMI figures above the 50.0 mark indicate growth in the manufacturing sector compared to the previous month; readings below the 50.0 mark indicate contraction. The greater the divergence from 50.0, the greater the change signalled. This report contains the original data from the monthly survey among purchasing managers of industrial companies in Austria. The survey is sponsored by Bank Austria Creditanstalt and has been carried out by NTC Research under the auspices of ÖPWZ, the Austrian Productivity and Efficiency Centre, since October 1998.

Enquiries:

Bank Austria Creditanstalt Group Economics and Market Analysis
Walter Pudschedl, Tel. +43 (0)50505 ext. 41957
E-mail: economic.research@ba-ca.com

Bank Austria
UniCredit Group



Interim Report at 31 March 2008

Bank Austria at a Glance

Income statement figures			
(€ m)	Q1 2008	Q1 2007	+/–
Net interest income	1,125	890	26.4%
Net fees and commissions	519	517	0.3%
Net trading, hedging and fair value loss/income	–143	161	–
Operating income	1,543	1,618	–4.6%
Operating expenses	–941	–849	10.8%
Operating profit	603	769	–21.6%
Profit before tax	520	688	–24.5%
Consolidated profit	410	535	–23.2%

Volume figures			
(€ m)	31 MARCH 2008	31 DEC. 2007	+/–
Total assets	220,751	209,170	5.5%
Loans and receivables with customers	121,517	115,341	5.4%
Primary funds	122,059	119,699	2.0%
Shareholders' equity (excluding minority interests)	14,577	14,676	–0.7%
Risk-weighted assets (31 March 2008 under Basel II)	133,733	117,993	13.3%

Key performance indicators		
	Q1 2008	2007
Return on equity after tax (ROE)	11.50%	17.00%
Return on assets (ROA)	0.76%	1.18%
Cost/income ratio	60.90%	52.20%
Net interest income/avg. risk-weighted assets (banking book)	4.00%	4.08%
Risk/earnings ratio	15.40%	12.30%
Provisioning charge/avg. risk-weighted assets (banking book)	0.61%	0.50%
Total capital ratio (based on credit risk RWA)	9.10%	11.40%
Tier 1 capital ratio (based on credit risk RWA)	7.30%	8.80%

Staff*)			
	31 MARCH 2008	31 DEC. 2007	+/–
Bank Austria (full-time equivalent)	66,705	54,387	22.6%
Central and Eastern Europe	55,481	43,648	27.1%
Austria and other subsidiaries	11,224	10,739	4.5%

*) Employees of companies accounted for under the proportionate consolidation method are included at 100%.

Offices*)			
	31 MARCH 2008	31 DEC. 2007	+/–
Bank Austria	2,877	2,343	22.8%
Central and Eastern Europe	2,531	1,977	28.0%
Austria and other subsidiaries	346	366	–5.5%

*) Offices of companies accounted for under the proportionate consolidation method are included at 100%.

Contents

Preface by Erich Hampel

"Coping with a difficult environment by pursuing expansion. More optimism in spring 2008!"

Ladies and Gentlemen,

Bank Austria got off to a positive start in 2008, despite feeling the repercussions of the global credit market crisis.

The sub-prime crisis had a relatively minor impact on Bank Austria, as on the entire UniCredit Group. Our direct involvement has been limited. It was the sharp decline in securitised credit instruments in a wider sense that required mark-to-market adjustments to be made on book values at Bank Austria, too. This resulted in a net trading, hedging and fair value loss, after trading activities had made significant contributions to profit over many years.

If the net trading, hedging and fair value result is excluded from the calculation, Bank Austria's profit before tax improved by over one-quarter. Commercial banking business developed favourably although securities investments, primary market activities and capital market-related structuring were affected by the wait-and-see attitude adopted by customers. Costs and credit risk remain under control.

Most importantly, Bank Austria continued its expansion. Organic growth (measured by risk-weighted assets) in the first quarter of 2008 was 10 % compared with the same period of the previous year. Our branch network expansion programme is under way. Our two most recent acquisitions in Kazakhstan and Ukraine were included for the first time, bringing the growth rate to 17 %. We have thereby secured further growth potential and more broadly diversified our business portfolio: it now encompasses countries with widely varying profiles, including EU member states and candidates for EU membership which have made very good progress in convergence; large countries such as Turkey and Russia, where the banking industry is growing strongly; and now also countries in Central Asia which are rich in raw materials and enjoy bright long-term prospects. In Austria, we also won many new customers and lending volume rose significantly. Moreover, we have further enhanced efficiency in sales and production.

We do not see any reason for "crisis talk" in spring 2008. The past months were mostly characterised by a mutual loss of confidence – a psychological phenomenon. Banks wanted to stay on the safe side, and so did companies and institutional and private investors. While this is easy to understand, it results in a negative, self-propelled downward spiral. Yet this development may soon reverse. And even if economic growth may be weaker in the coming quarters, opportunities for growth abound. In the corporate sector there is a large number of projects waiting to be realised: capital investment, restructuring and internationalisation projects, some of which have been postponed over the past months.

As Bank Austria we are in a fortunate position, finding ourselves at the interface of mature economies and young growth markets which are vigorously pursuing the opportunities available to them. In this context, we will position ourselves even better

by making more intensive use of a cross-regional network in the production of banking services.

This is clearly reflected in our new brand identity. The common UniCredit logo with the white number 1 in the stylised shape of an arrow on a red background symbolises our cross-regional claim and our promise to deliver on our service approach. With the integration of local brands such as Bank Austria we underline our local roots and proximity to customers. Our core message is "Shape your tomorrow, today", which stands for dynamism and optimism. "Let's start!" and the accompanying campaigns are directed against doubt and hesitation, they stand for moving ahead and taking action. This is the approach we take to serving our customers, in a professional manner, full of optimism and with calm confidence.

Let's also enjoy a moment of relaxation: a big event is coming soon, the UEFA EURO 2008™ in Switzerland/Austria, for which we are a national supporter. We are looking forward to an exciting tournament. Nine countries in which our Group operates have qualified for the tournament … and we hope that we will be among the winners with one of them.

Yours sincerely,
Erich Hampel
Chairman of the Management Board
Bank Austria



Interim Report at 31 March 2008

Banking environment in the first quarter of 2008

● The first quarter of 2008 was one of the very rare periods when developments in the global banking sector are largely determined by a single phenomenon: the crisis in credit markets and its repercussions. In a third wave after August and November, spreads on securitised credit instruments in the secondary market widened, as did spreads on corporate and country risk in general. The iTraxx Europe, one of the benchmarks for credit spreads, rose to new highs until the middle of March. Following determined liquidity support provided by central banks and successful measures to support international investment banks with large exposures, the transparency of risks improved. It was only in April, however, that spreads narrowed significantly. Nevertheless, interbank relations remained strained until recently, with short-term money market rates exceeding central banks' interest rates more visibly than before. As a result of the divergent interest rate policies pursued in the US and the euro area, the US dollar fell to new lows against the euro in the course of the first quarter of 2008.

During the first three months, attention turned to the economic impact of these developments. Global economic growth remained remarkably robust in the first quarter of 2008, benefiting from the momentum gained in the previous year and from continued strong growth in Asia. Exports, industrial output and investment in construction are still supporting the economy, primarily in Europe, where Germany is an engine of growth; another positive element is employment growth, which lags the other factors. Financial investments and fundamental shortages led to a sharp rise in commodity prices, which had inflationary effects also in the industrial countries. Business sentiment surveys and early indicators started to suggest an economic slowdown.

▶ In the first quarter of 2008, the Austrian economy still achieved good growth estimated at a real ½ %, or 2.6 % year-on-year, and driven by foreign demand and lively investment activity. Private consumption failed to meet expectations despite the improvement in employment. The strong liquidity position of private individuals and companies was reflected in strong growth in bank deposits (+12.3 % in March 2008 compared with a year earlier) as short-term interest rates reached attractive levels and investors showed restraint with regard to securities investments. Credit demand rose by 5.1 %. Dynamic growth was seen in housing loans to private individuals and in business loans including, for the first time in several months, SME loans. The total volume of mutual funds declined by 6.9 % compared with a year earlier and by 4.5 % from the year-end 2007 level, as a result of outflows and valuation effects.

▶ The global risk aversion in the wake of the credit market crisis is also discernible in CEE countries. Spreads rose strongly in the first quarter of 2008, differentiated by country profile and in some cases against positive fundamentals. Risk premiums rose significantly, also in respect of those countries which currently benefit from being exporters of raw materials. This led to volatility in exchange rates and stock markets, and to central bank action to counter these developments, with an impact on the real economy. Growth trends in Central and Eastern Europe remained intact: in the first quarter of 2008, the ten EU member states achieved combined growth of over 5 %, after 6.2 % in the preceding quarter. In the South-East European countries, economic growth is estimated to have reached between 4.5 % and 5 %. Russia and Ukraine expanded by about 7 % and 6 %, respectively. Lending volume in CEE continues to grow at double-digit rates: for example, in Russia with year-on-year growth of about 56 %, in Turkey with 34 % and in Poland with 29 %.

Euro interest rates



4.75
4.50
4.25
4.00
3.75
3.50
3.25
10-year benchmark yields
3-month money/ interbank
ECB key interest rates

Credit spreads: iTraxx Crossover



600
500
400
300
200
100
0

Depreciation of the US dollar against the euro



1.25
1.30
1.35
1.40
1.45
1.50
1.55
1.60
USD per EUR, inverse presentation

Commodities prices



200
180
160
140
120
100
80
London Brent crude oil US$/bl.
CRB Continuous Commodity Index
Beginning of 2007=100
Q1/07
Q2/07
Q3/07
Q4/07
Q1/08

Bank Austria in the first quarter of 2008

Overview

● In this exceptionally difficult environment, Bank Austria continued its favourable development along its main strategic lines which produced the outstanding performance in 2007 as a whole, with consolidated profit for the year reaching € 2.3 bn. Based on efficiency improvement in Austria, growth in CEE, and integration gains within UniCredit Group, this development is confirmed by a sustained increase in operating income (net interest income and net fees and commissions) and on-balance sheet business volume, as well as by a favourable cost trend in numerous cross-regional initiatives.

However, as in the entire banking industry, the repercussions of the credit market crisis had an impact on performance, with various negative influences reflected in the income statement:

▶ First, the sharp decline in market prices for securitised credit risks and corporate finance transactions required significant fair value adjustments in respect of debt instruments held for trading; despite the comparatively modest exposure to such instruments, the total amount of these valuation adjustments in the first quarter of 2008 was larger than in each of the two preceding quarters.

▶ Second, the unfavourable market environment prompted many customers to indefinitely postpone their planned capital market transactions. This had an impact on investment banking activities and capital market-related corporate finance as well as the entire primary business. Due to the above-mentioned factors, the net trading, hedging and fair value result turned negative, to a net loss of € 143 m, mainly reflecting fair value adjustments of the carrying amounts of debt instruments.

▶ Third, current securities business and new issue activities – with both institutional and retail investors – were also affected by general uncertainty. Net fees and commissions thus recorded lower-than-expected growth, primarily in Austria and also in CEE; overall, they stagnated at a high level (€ 519 m).

▶ Fourth, more difficult funding conditions and higher liquidity costs had a significant impact on commercial lending business. Moreover, economic growth in our two core markets started to weaken.

→ As a result of marking-to-market adjustments reflected in the net trading, hedging and fair value result, **consolidated profit** for the first three months of 2008 was **€ 410 m**, considerably lower than in the preceding quarter (Q4 2007: € 507 m) and significantly below the comparative figure for the first quarter of 2007 (€ 535 m). **Profit before tax** declined to **€ 520 m**, from € 565 m in the preceding quarter and € 688 m a year before.

Profit before tax

	Q1 07	Q2 07	Q3 07	Q4 07	Q1 08	+/– PREV. YEAR
Profit before tax (€ m)	688	840	652	565	520	– 24 %
... without net trading, hedging and fair value income/loss	*527*	*777*	*697*	*604*	*662*	*+ 26 %*

The table shows that profit before tax declined by 24 %, or € 168 m, compared with the first quarter of the previous year. This is explained by the development of the net trading, hedging and fair value result: this item showed a net loss for the first quarter of 2008, while net trading, hedging and fair value income for Q1 2007 was far above average (€ 161 m). The swing of – € 304 m from net income to net loss was particularly large. Without the net trading, hedging and fair value result, **profit before tax improved by 26 %.**

A few figures illustrate the exceptional nature of current developments: from 2000 to the middle of 2007, Bank Austria generated a trading profit averaging € 257 m per year, with the lowest figure (€ 220 m) recorded in 2003. With an average profit of € 66.7 m per quarter over the past 30 quarters, results from trading activities were a steady and reliable source of revenue. Disruptions in an entire market segment, the market for securitised loans of all types, had an impact on valuation results and overall performance for the third consecutive quarter. In the first quarter of 2008, market transparency improved significantly and the exposures of major market participants have become largely known. In Bank Austria, the valuation result under the mark-to-market principle is recognised in the net trading, hedging and fair value result.

Debt instruments affected by the credit market crisis in a wider sense have in the meantime been combined in separate ABS portfolios in UniCredit Group and thus also in Bank Austria. After redemptions and selective sales, the market value of the portfolio in Bank Austria at the end of March 2008 was € 3.2 bn (year-end 2007: € 3.6 bn). The portfolio is widely diversified, profitable and carries good ratings (99 % with an investment-grade rating). Valuation losses – these are marking-to-market adjustments to market prices as at 31 March 2008 – on the structured credit portfolio in the first quarter of 2008 totalled € 141 m and are fully reflected in the income statement. The adjustments to the carrying amounts to reflect lower fair values in line with the mark-to-market principle may reverse when the strain in credit markets eases.

● The underlying development of Bank Austria continued to be driven by expansion in the growth markets of Central and Eastern Europe and by efficiency enhancement resulting from integration in UniCredit Group.

The interim consolidated financial statements as at the end of March 2008 for the first time include the full quarterly results of our most recent **acquisitions**, ATF Bank (Kazakhstan) and Ukrsotsbank. Measured by average risk-weighted assets according to Basel I, business volume thus rose by about € 7 billion (up by 6 % on average total risk-weighted assets in the fourth quarter of 2007), operating income was up by € 131 m and profit before tax by € 14 m (for more details, see the section on the Central Eastern Europe business segment). This compares with an increase in funding costs in the Corporate Center.

The creation of effective international structures in UniCredit Group also involved changes in the **group of consolidated companies** in the Corporates and Markets & Investment Banking (MIB) business segments: Aton International and Aton Broker have been consolidated in the MIB business segment as from August 2007. Following the transfer (described in previous reports) of BA-CA Leasing GmbH from Bank Austria to UniCredit Global Leasing – a sub-holding company which is based in Milan and number one in the European leasing market – in exchange for an interest of 32.59 % in the results of that company, the performance from leasing business has been accounted for under the equity method since the third quarter of 2007 (in the first half of 2007, BA-CA Leasing was still a consolidated company). Moreover, Bank Austria's shareholding interest in iT Austria, which was previously accounted for under the cost method, has been accounted for using the proportionate consolidation method since the beginning of 2008 (as required by qualitative and quantitative consolidation criteria); the effects of this change are comparatively small.

Income statement of Bank Austria for the first three months of 2008

Bank Austria continued to expand, notwithstanding the more difficult economic conditions and operating environment for the banking industry; "sustainable revenue" continued to rise, albeit more slowly, and costs were kept under control despite an expansion of the bank's business and the current investment programme for organic growth.

Operating income by quarter (€ m)


+16% over prev. year
1,394
1,211
1,456
1,325
1,441
1,361
1,533
1,447
1,618
1,457
1,624
1,561
1,541
1,586
1,632
1,671
1,543
1,686
Q1
Q2
Q3
Q4
2006
Q1
Q2
Q3
Q4
2007
Q1
2008

Total operating income

■ Operating income excl. net trading, hedging and fair value income/loss = net interest income, net fees and commissions, net other expenses/income

● **Business volume** (in terms of average risk-weighted assets pursuant to Basel I) expanded in the course of the last few quarters to reach € 118.5 bn in the first quarter of 2008, which is 17 % up on the same period of the previous year. While this growth was supported by the inclusion of ATF (Kazakhstan) in December 2007 and Ukrsotsbank (Ukraine) at the beginning of 2008, the old perimeter also reflects a 10 % increase in Bank Austria's business volume. The absolute increase (without new banks) of € 10.2 bn mostly comes from the CEE business segment (+ € 9.1 bn) as well as from the MIB business segment, while risk-weighted assets in the three segments of Austrian customer business were maintained at more or less their previous levels in line with our allocation targets.

Business volume and revenues						
	Q1 07	Q2 07	Q3 07	Q4 07	Q1 08	+/– PREV. YEAR
Average risk-weighted assets (€ bn)*)	101.3	100.9	102.5	113.4	118.5	+17%
Operating income (€ m)	1,618	1,624	1,541	1,632	1,543	–5%
... excl. net trading, hedging and fair value income/loss	*1,457*	*1,561*	*1,586*	*1,671*	*1,686*	*+16%*

*) Q1 07 under Basel I

● Aside from the negative developments in the net trading, hedging and fair value result, **operating income** (+16%) grew in line with business volume, which provides a good basis for the next few quarters. Including the net trading, hedging and fair value result, operating income declined by € 74 m or 5% over the previous year. In this context, the revenues of our banking subsidiaries in CEE have constantly risen from quarter to quarter to a figure of over € 1 billion in the first quarter of 2008 (€ 1,020 m), corresponding to a 36% increase over the previous year. At 19%, revenue growth in CEE was also impressive in the old perimeter of operations (i.e. without revenues from ATF and Ukrsotsbank). The three Austrian customer business segments (Retail, Corporates and Private Banking & Asset Management) were affected by the downturn in securities business and more difficult funding conditions, resulting in a combined 12% decline in revenues compared with the first quarter of 2007.

Profit before tax for Q1 2008 compared with Q1 2007 (€ m)


1,457
1,686
+16%
-849
-941
+11%
-81
-83
527
662
+26%
161
-143
688
520
– 24%
Operating income without net trading, hedging and fair value income/loss
Operating expenses
Other items
Profit before tax without net trading, hedging and fair value income/loss
Net trading, hedging and fair value income/loss
Profit before tax
Q1 2007
Q1 2008

Within the components of operating income, **net interest income** (€ 1,125 m) rose by € 235 m or 26%, thus being the only driver of revenue growth. Again, the CEE business segment made the strongest contribution to growth, with an increase of € 231 m or 49%; based on the old perimeter, the increase was € 140 m or 30%. Net interest income generated by the MIB business segment tripled compared with the previous year, reaching € 127 m and thus contributing € 84 m to the overall increase; this reflects the performance of the Treasury trading units.

Net fees and commissions stagnated at a high level (€ 519 m, +/– 0%). Slightly weaker growth in CEE was offset by a decline recorded in the other business segments. In Austria, the lower level of net fees and commissions reflects investors' current preference for liquidity and their restraint with regard to those capital market-related instruments which the bank promoted strongly in the past.

The **net trading, hedging and fair value result** (a net loss of € 143 m for Q1 2008, after net income of € 161 m in the same period of the previous year) is composed of a net loss of € 196 m in the MIB Division and net income generated in CEE (€ 31 m) and in the Corporate Center (€ 22 m).

● While revenues present a mixed picture, the interim consolidated financial statements for the first quarter of 2008 show a clearly positive trend on the **cost side**: operating expenses rose by € 91 m or 11% to € 941 m, mainly due to the larger group of consolidated companies. If the two new banks in Kazakhstan and Ukraine are excluded from the calculation, operating expenses increased by only € 11 m or 1% compared with Q1 2007.

Cost trends						
(€ m)	Q1 07	Q2 07	Q3 07	Q4 07	Q1 08	+/– PREV. YEAR
Bank Austria total	849	735	821	941	941	+11%
Austrian customer business	358	368	321	344	303	–15%
CEE	380	407	417	526	513	+35%
CEE old perimeter					445	+17%

In Austrian customer business, operating expenses declined by € 55 m or 15% compared with the first quarter of 2007. The cost/income ratio was reduced from 55.4% to 53.5%. If the consolidation effect in leasing business is taken into account, costs were reduced by 5% and the cost/income ratio remained more or less unchanged. The increase of € 65 m or 17% in costs in CEE – adjusted for the most recent acquisitions – is in healthy proportion to volume and revenue

growth; it should also be noted that these costs include expenses related to rebranding in a number of countries and the current investment programme for branch network expansion. The cost/income ratio of the CEE business segment in the old perimeter improved slightly, from 50.8 % to 50.1 %, compared with the previous year; this is a low level. Even if the newly added banking subsidiaries are included, the cost/income ratio declined slightly, by half a percentage point, to 50.4 %.

➔ As the net trading, hedging and fair value result turned negative and the swing was only partly offset by growth of other revenue components, Bank Austria's **operating profit** declined by 22 % or € 166 m to € 603 m, despite the moderate increase in costs.

● Among the income statement items leading from operating profit to profit before tax, **net writedowns of loans and provisions for guarantees and commitments** (€ 173 m) in the first quarter of 2008 rose by € 56 m or 47 %; the increase was mainly due to the consolidation effect in the CEE business segment. On the basis of the old perimeter, the increase was only € 7 m or 6 %, to a level of € 125 m. The Austrian business segments recorded flat risk trends; especially in large-volume corporate banking business, provisioning requirements remained at the low level seen in previous periods. Our constant efforts to improve the portfolio quality and reduce risk-weighted assets without affecting customer relationships have contributed to this favourable development. The risk/earnings ratio (provisioning requirement as a percentage of net interest income) in these segments was 21.4 %, 2 percentage points higher than a year before, mainly due to the weak trend in net interest income. In the CEE business segment, the risk/earnings ratio based on the old group of consolidated companies improved by 1.7 percentage points to 8.9 %. With the inclusion of the new banking subsidiaries in the growth markets of Kazakhstan and Ukraine, the risk/earnings ratio increased to 14.6 %, while still remaining below the figure of 15.4 % for the bank as a whole. The application of the strict UniCredit risk standards has revealed a high cost of risk for the new subsidiaries. In Kazakhstan, the tightening of conditions in credit markets has contributed to this situation.

Net income from investments in the first quarter of 2008 was € 101 m, up by € 43 m on Q1 2007. The largest component within the total figure was the share of current profits of the Polish banking subsidiaries, which is defined in the terms and conditions of the sale of Bank BPH by Bank Austria and amounted to € 70 m; in the first quarter of 2008 it was € 32 m higher than a year before. The sale of Hypo Stavebni Sporitelna in the Czech Republic in March 2008 resulted in a capital gain of € 26 m.

➔ The items between the operating profit and profit before tax added up to a net figure of – € 83 m, only € 3 m more than in the first quarter of the previous year. Profit before tax amounted to € 520 m. After deduction of income tax (€ 86 m) and minority interests (€ 24 m), consolidated profit was € 410 m, down by 23 % from the previous year's figure. On an annualised basis, **earnings per share** came to € 8.12, after € 10.58 in the first quarter of 2007 (based on the number of shares after the capital increase). Return on equity (ROE after tax) was 11.5 % (after 16.9 % in the first quarter of 2007 and 17.0 % for 2007 as a whole).

● The direct and indirect impacts of the credit market crisis are also reflected in marginal Economic Value Added (marginal EVA). Marginal EVA of Bank Austria in the first quarter of 2008 was € 111 m, after € 274 m in the same period of the previous year, with MIB making a negative contribution of € 111 m. The combined marginal EVA of the three Austrian customer segments was € 85 m, down by € 10 m from the level a year before. The CEE business segment (including the Vienna-based cost centre) achieved a marginal EVA of € 148 m, almost matching the level of the first quarter of the previous year (€ 150 m); a major factor in this context is the higher cost of capital resulting from the recent acquisitions. RARORAC was 12.4 % for Austrian customer business and 10.1 % for the CEE business segment.

Marginal Economic Value Added (€ m)


300
250
200
150
100
50
0
–50
–100
Q1 2007
Q1 2008
Corporate Center
Markets & Investment Banking (MIB)
Austrian customer business (Retail+Corporates+PB&AM)
Central Eastern Europe (CEE) business segment

Balance sheet

Bank Austria's consolidated **total assets** increased by € 11.6 bn or 5.5 % in the first quarter of 2008, reaching **€ 220.8 bn** on 31 March 2008. Compared with a year before, total assets rose by € 29.5 bn or 15.4 % – the balance sheet at 31 March 2007 for the first time covered the enlarged consolidation perimeter after Bank Austria had assumed the sub-holding company function for CEE operations.

The expansion – in the course of the reporting period and in a comparison of March 2008 with March 2007 – reflects the bank's organic growth supported by business expansion in CEE. In the old consolidation perimeter, total assets increased by 3.2 % compared with year-end 2007 and by 9.3 % as against the end of March 2007. Growth was also driven by new acquisitions: the contribution from ATF Bank in Kazakhstan, which was consolidated as from the beginning of December 2007, was € 6.6 bn (after elimination of intercompany items) as at the end of 2007 and € 6.4 bn as at 31 March 2008. The integration of our banking subsidiary in Ukraine (Ukrsotsbank together with its holding company Ferrotrade) increased Bank Austria's total assets at the end of March 2008 by € 5.3 bn. Both banks are active in young growth markets and therefore contribute to growth of customer business primarily on the assets side. The sale of Hypo Stavebni Sporitelna (balance sheet total: € 1.2 bn) in the Czech Republic had a less significant impact.

Development of total assets (€ bn)



+15.4%
+5.5%
220.8
5.3
6.4
209.1
209.2
6.6
202.6
191.2
240
220
200
180
160
140
120
100
USB/Ukraine
ATF/Kazakhstan
Old perimeter
31 March 2007
31 Dec. 2007
31 March 2008

● In the **first quarter of 2008**, the balance sheet reflected strong growth of loans and receivables with customers as well as more intensive interbank business on the assets and liabilities sides. Financial assets and financial liabilities held for trading also rose strongly. A comparison of the balance sheets at the end of March 2008 and at the end of 2007 shows that growth was dampened by currency depreciation especially in Turkey and Russia; while this effect is partly offset by currency appreciation in a number of other countries, our Turkish and Russian subsidiaries have a strong impact on account of their size.

On the **assets side**, loans and receivables with customers grew by € 6.2 bn or 5.4 %, accounting for more than half of the increase in total assets and 55 % of the balance sheet total. Loans and receivables with banks increased by € 4.2 bn or 11.1 % to € 42.2 bn (a development mainly driven by the parent company), a rise which underlines the bank's good liquidity position and competitiveness in the interbank sector against the background of currently prevailing uncertainty in the banking industry. Intangible assets increased (by € 1.0 bn or 23.9 %) as a result of goodwill recognised in connection with the acquisition in Ukraine.

On the **liabilities side**, the first quarter of 2008 saw more restrained growth of € 1.6 bn (+ 1.7 %) in deposits from customers (€ 94.8 bn). Interbank business recorded the largest increase (+ € 8.7 bn / + 16.6 % to a total of € 61.1 bn). Together with debt securities in issue (€ 27.9 bn), primary funds were slightly higher, at € 122.1 bn, than loans and receivables with customers (also 55 % of the balance sheet total). **Equity** amounted to € 15.3 bn, accounting for 7 % of the balance sheet total. Compared with the end of 2007, equity was slightly lower (by € 84 m) as foreign currency translation led to a decline of € 534 m, more than offsetting the effect of consolidated profit (€ 410 m) and the changes in other equity components.

● **A comparison of March 2008 with March 2007** (which is not affected by year-end effects) shows that balance sheet growth (of € 29.5 bn) was mainly supported by loans and receivables with customers (+ € 20.6 bn / + 20.4 %) and primary funds (+ € 16.9 bn / + 16.1 %). This development confirms that Bank Austria's business is growing strongly.

Net capital resources and capital requirements pursuant to the Austrian Banking Act

On 1 January 2008, the calculations required under regulatory standards pursuant to the Austrian Banking Act were converted to the Basel II rules. The main changes in respect of (net) capital resources result from differences in taking account of deductions (for capital components held in associated financial companies in a wider sense) and from the lower net Tier 3 capital (to meet – lower – capital requirements for market risks in the trading book). In addition to the changed rules for determining the assessment basis for credit risk, the provisions in Section 22 of the Austrian Banking Act concerning the minimum capital requirements now comprise, for the first time, the calculation of capital requirements for operational risk and changes in the rules for capital to be held against parts of the trading book (in particular, Tier 3 capital can no longer be used to meet the capital requirements for counterparty default risk).

The comparison of 31 March 2008 (new presentation pursuant to Basel II) with the calculation as at the end of 2007 (old method pursuant to Basel I) shows a decline of 8 % in net capital resources to € 12.0 bn, most of which is due to the new supervisory rules. On the other hand, risk-weighted assets rose by 13 % to € 133.7 bn as a result of the regulatory changes and the bank's underlying business development. The largest contribution to this development came from expansion in the CEE business segment. The capital requirement for credit risk increased by 9 % to € 9.6 bn, and together with the other risk types it rose by 13 % to € 10.7 bn. The Tier 1 capital ratio – based on all risk types pursuant to Basel II – on 31 March 2008 was 6.57 % after 8.20 % at the end of 2007 (Basel I); the total capital ratio was 9.02 % (new presentation) after 11.16 % (old method/ all risks).

➔ The increase in risk-weighted assets (credit risk) in the first quarter of 2008 resulting from the first-time inclusion of Ukrsotsbank (USB), a bank in Ukraine, in the group of consolidated companies for regulatory purposes as from January 2008 and positive business growth was only partly offset by the first-time application of the solvency calculation pursuant to Basel II.

From March 2008, Bank Austria Creditanstalt AG applies the partial-use approach for credit risk, using the internal ratings-based approach for individual asset categories. The subsidiaries are taken into account by applying the Basel II standardised approach. As at 31 March 2008, operational risk is determined in Bank Austria Creditanstalt AG and in Zagrebačka banka d.d. using the advanced approach, while the other subsidiaries use the standardised approach.

Information on the BA-CA share

In the first quarter of 2008 (and since the announcement of the squeeze-out) the price of BA-CA shares moved independently of the trend for bank shares in a market temporarily characterised by high volatility. The share price averaged € 138.90 in the first three months of 2008, with a low standard deviation of 1.1 %. Given the very low turnover (averaging 7,350 shares per day) on the basis of which prices are determined daily in the Standard Market Auction segment (trading in BA-CA shares in the Prime Market was discontinued at the end of March 2007), and in view of the pending squeeze-out procedure, this performance does not provide meaningful information in economic-terms.

Market interest rates (3-month money): movements and quarterly averages



4.75
4.50
4.25
4.00
3.75
3.50
Q1/07
Q2/07
Q3/07
Q4/07
Q1/08

Development of business segments

Retail Division

(€ m)	Q1/08	Q1/07	CHANGE	
Net interest income	173	185	−12	−7 %
Net non-interest income	123	137	−14	−10 %
Operating income	296	322	−26	−8 %
Operating expenses	−215	−235	20	−8 %
Operating profit	81	88	−7	−8 %
Net writedowns of loans	−56	−51	−5	10 %
Net income from investments	1	12	−11	−94 %
Profit before tax	**26**	**48**	**−22**	**−46 %**
Risk-weighted assets (avg.)	15,719	16,563	−844	−5 %
Average equity*)	975	1,056	−82	−8 %
Cost/income ratio	72.7 %	72.8 %		
Risk/earnings ratio	32.2 %	27.3 %		
ROE before tax	10.6 %	18.1 %		

*) IAS capital for subsidiaries, standardised capital for Divisions of Bank Austria

In the first quarter of 2008, the Retail business segment faced a much more difficult environment: short-term interest rate trends and the uncertainty of investors had a negative impact on revenue, which weakened in the course of the first three months and over the previous year. As this could not be offset by further cost savings, **operating profit** (€ 81 m) was 8 % below the level of the first quarter of 2007.

Net interest income (€ 173 m) continued to decline over the preceding quarter and was 7 % below the previous year's figure. Since business volume was generally favourable (deposit business was somewhat better than lending business), the downturn is largely explained by tighter margins in deposit business: reference rates fell significantly in January and February after a longer period of rising market rates and increases in Bank Austria's own external interest rates, which led to narrower margins as a result of the usual time lag until interest rates are adjusted accordingly. This development is most visibly reflected in a 30 % decline in revenue from savings deposits: while business volume in this segment – in average terms for Q1 2008 – was 6 % above the level of the previous year (€ 17.9 bn) due to the attractive interest rate levels after interest rates were raised in 2007, margins narrowed sharply. This development was partly attributable to new legal provisions in Austria (interest rate adjustment clause) which permit interest rates to be adjusted to market rates only on a quarterly basis. Revenues from time deposits developed in a similar fashion, although they were generated with one-quarter of the volume of savings deposits.

← see chart on page 12

Interest income from lending business declined only slightly. Business volume expanded largely in the area of medium/long-term loans; the increase was most pronounced in housing loans, where interest rates could not be raised any further, while the volume of short-term loans (overdrafts, consumer loans), which offer favourable margins, contracted.

Net fees and commissions (€ 129 m) declined by 2 % from the preceding quarter, and in the first quarter of 2008 this item was 10 % below the previous year's figure which was very high on account of strong securities business. In Q1 2008, sales of securities, mutual funds and own issues were down, influenced by ongoing media reports about the banking crisis and by the weak performance of stock markets, which prompted customers to await further developments. Customers exercised restraint in the area of derivatives business, preferring simple and transparent products to complex structurings.

Such customer behaviour and the current strong preference for liquidity are largely dictated by macroeconomic conditions; consequently, the demand trends among the three sub-segments Mass Market, Affluent Customers and Small Businesses hardly differ.

Operating efficiency of the Retail business segment has further improved, which is reflected in the **cost trend**: operating expenses (€ 215 m) continued to decline over the previous quarter and were 8 % below the level of Q1 2007, supported equally by declines in payroll costs and other administrative expenses. While the cost/income ratio (72.7 %) improved only marginally over Q1 2007, reflecting the different revenue levels, it was significantly better than the average for 2007 (73.9 %).

Net writedowns of loans were according to plan and in the first quarter of 2008 amounted to € 56 m after € 51 m in the previous year. The risk/earnings ratio was high, at 32.2 %, as was the cost of risk in terms of the average banking book (142 basis points). However, the quality of the portfolio improved following the sale of non-performing loans in the fourth quarter of 2007. This measure reduced risk-weighted assets by 5 % to € 15.7 bn.

Profit before tax reached **€ 26 m** in the first quarter of 2008. While this was well up on the previous quarter (€ 18 m), it was significantly below the figure for Q1 2007 (€ 48 m) as net income from investments in the first quarter of the previous year included one-off capital gains of € 12 m from the sale of shares in CA Immobilien AG. In Q1 2008, the return on equity (ROE before tax) was 10.6 % (average for 2007: 13.3 %).

Private Banking & Asset Management

(€ m)	Q1/08	Q1/07	CHANGE	
Net interest income	5	4	0	10%
Net non-interest income	36	40	−5	−12%
Operating income	40	45	−4	−10%
Operating expenses	−26	−23	−3	12%
Operating profit	15	22	−7	−33%
Net writedowns of loans	0	0	0	n.m.
Net income from investments	2	0	2	>100%
Profit before tax	**17**	**22**	**−5**	**−23%**
Risk-weighted assets (avg.)	481	441	40	9%
Average equity	199	233	−33	−14%
Cost/income ratio	63.6%	51.1%		
Risk/earnings ratio	n.m.	n.m.		
ROE before tax	33.7%	37.3%		

n.m. = not meaningful

Results of the Private Banking & Asset Management (PB&AM) business segment for the first three months of 2008 were weaker than a year before, though not bad, reflecting the impact on investor behaviour of the repercussions of the credit market crisis, which have made themselves repeatedly felt since August 2007. As net fees and commissions declined, **operating income** (€ 40 m) was 10% lower than in the first quarter of 2007, a period which was marked by a different outlook for investors. After the successful fourth quarter of 2007, sales of structured investment products in the first three months of 2008 fell short of expectations, with outstanding volume declining from the year-end 2007 and Q1 2007 levels (not least because of current valuations). This development was due to restraint displayed by investors, who responded to current news in the media by investing fresh money in liquid direct deposits; this investment jam may clear in the coming months.

The start of the year marked an important milestone for **Private Banking**: the transfer of customers from other segments to BANK*PRIVAT* was successfully completed; this move met with a very high level of acceptance, reflected in the recent inflow of new funds. With the effective differentiation between private and corporate customers, we have now geared business with the top segment of private customers to the homogeneous needs of this specific customer group and we are thereby also taking account of the stronger momentum of private banking services in Austria. Apart from direct deposits, guarantee products have proved attractive to this customer segment especially in view of current market volatility. Moreover, BANK*PRIVAT* has been able to win more than half of its customers for VM PREMIUM, a new customised asset management product with all-in fee models (optionally with or without performance fees) complementing the range of standardised investment services. In the first quarter of 2008, **Schoellerbank** recorded a net inflow of funds and, in the given market environment, placed inflation-proof investment products, structured interest rate products and guarantee funds based on the CPPI concept. **AMG** largely offset forthcoming redemptions in the first quarter of 2008 through sales of new structured products including another issue of WeltAktienIndex-GarantieAnleihe (WAIGA 2008–2011/1). Total financial assets in Private Banking at the end of March 2008 were € 15.3 bn, up by 3% on the level a year before, despite adverse market developments.

In the Asset Management sector, **Pioneer Investments Austria** (PIA) improved its market share in Austria by 0.5 percentage points to 15.7%. However, the entire mutual fund industry recorded net outflows and a weak performance of underlying instruments. At the end of March 2008, the outstanding volume of funds of PIA totalled € 22.3 bn, down by 5% from the year-end 2007 level. 65 guarantee funds (compared with 101 funds in the market as a whole) and a market share of 63% make PIA the undisputed market leader in this segment. Placement of Global Emerging Markets Garantie was particularly successful in the first quarter of 2008. PIA also achieved a top performance among the respective peer groups in traditional fund products such as PIA-Austria Stock or PIA-Gold Stock.

Costs in the PB&AM business segment in the first three months of 2008 were below budget. Operating expenses were € 26 m, up by 12% on a year earlier; the increase reflects the build-up of the Private Banking sub-segment during that period and is also due to changes in the distribution of responsibilities among Bank Austria's Divisions. Adjusted for these bank-internal effects, operating expenses increased by about half the amount. PB&AM generated a **profit before tax** of € 17 m, return on equity before tax was 33.7% (Q1 2007: 37.3%).

Corporates

(€ m)	Q1/08	Q1/07	CHANGE		WITHOUT LEASING*)
Net interest income	151	161	−9	−6%	11%
Net non-interest income	80	119	−39	−33%	−16%
Operating income	231	280	−49	−17%	−1%
Operating expenses	−63	−101	38	−38%	0%
Operating profit	168	179	−11	−6%	−1%
Net writedowns of loans	−15	−17	3	−15%	12%
Net income from investments	0	2	−2	−100%	−100%
Profit before tax	**154**	**164**	**−10**	**−6%**	**−3%**
Risk-weighted assets (avg.)	32,135	31,554	581	2%	−4%
Average equity	2,335	2,301	33	1%	−3%
Cost/income ratio	27.1%	36.0%			28.4%
Risk/earnings ratio	9.7%	10.7%			10.4%
ROE before tax	26.5%	28.5%			27.4%

*) Corporates business segment without leasing business

At the beginning of the year, the Corporates Division faced a mixed environment: there were initial signs of a reversal in the interest rate cycle and funding costs rose, reflecting developments in the banking sector; nevertheless, the Austrian corporate sector more or less maintained its growth momentum. The main factors that had an impact on business trends were general restraint with regard to capital market transactions and in securities business and derivatives.

Against this background, the Corporates business segment had a good start in 2008, with a significant improvement in results being supported by revenue and cost trends. **Operating profit** for the first quarter of 2008 was € 168 m, up by over one-quarter on Q4 2007, and profit before tax (€ 154 m) exceeded the figure for the preceding quarter by almost one half.

When comparing results with the same period of the previous year, one should note a **structural change**: BA-CA Leasing was reflected in results for the first half of 2007 as a consolidated company; since the third quarter of 2007, the income statement has included an interest of about 33% in the results of UniCredit Global Leasing S.p.A., to which Bank Austria transferred its leasing business. This means that income and expense items in Q1 2008 and Q1 2007 are not directly comparable, but the effect of this change on results is less significant (rates of change are also indicated without leasing business, see the table above). On an unadjusted basis, **profit before tax** was € 10 m or 6% lower than a year before; adjusted for the consolidation effect, the decline was half of the unadjusted figure (−€ 5 m or 3%). At € 231 m, operating income increased by 10% over the preceding quarter and was 17% lower than the – very high – figure for the first quarter of 2007.

A comparison with the figures excluding BA-CA Leasing shows that **operating income**, at € 221 m, was only € 2 m or 1% lower than a year before. The performance of the Corporates Division in the first quarter of 2008 was mainly supported by the fact that the decline in **net fees and commissions** was almost offset by a strong increase in the other income components. **Net interest income** (adjusted) rose by € 14 m or 11% to € 141 m, mainly due to good volume growth. On the liabilities side, deposits taken by our profit centres rose by 23%; most of this increase related to time deposits from corporate customers of all size categories. This reflects the currently strong liquidity position in the corporate sector while also indicating the wait-and-see attitude towards long-term financial and capital investments, a trend which is intensified by the attractive levels to which interest rates have risen, at the expense of securities business. As market interest rates declined in January/February and were lower on a quarterly average, the bank's interest rate spreads narrowed and deposits made only a modest contribution to the trend in net interest income. Lending business expanded at more or less unchanged margins. Quarterly average volume increased by about 9%, mainly in medium-term to long-term loans and in foreign trade financing. This proves that there is no supply-side credit crunch.

Net fees and commissions were significantly higher (by € 15.3 m) than in the preceding quarter, reaching € 81 m. The increase is impressive in light of the volatile capital market environment: it shows that, in contrast to retail customers, companies continue to make use of risk management instruments. Compared with the first quarter of 2007 (€ 97.0 m without leasing business), net fees and commissions declined by € 24 m or 23%. In this context it should be noted that the first three months of the previous year were a period characterised by brisk fee-based business; and the decline also reflects a side effect from our credit portfolio management: in previous quarters, with a view to reducing risk-weighted assets and allocated equity, we used various secondary-market instruments to place credit risks, without affecting customer relationships; the related expenses are reflected in current net fees and commissions.

Our profit centres continued to win new customers. An acquisition drive in the Austrian corporate banking sector is aimed at increasing the share of wallet. A new analysis product, Working Capital Check, has been launched to intensify existing customer relationships.

Derivatives business focuses on simple, non-speculative products. Additional specialist advisers are employed, and they use a new security advisory tool to intensify investment advisory services. Cooperation with Factor Bank, a company consolidated as from the beginning of 2008, got off to a good start. In the International Corporates department, efforts are being intensified to win new business along the international value chain of multinational companies. Cooperation with Global Transaction Banking, a cross-regional product line, is a door opener in this context. The Public Sector unit offers a new flat-rate package for payment services. Moreover, intensive efforts are focusing on strengthening business relations with non-public hospitals and social-security institutions through specific structured financing arrangements and also on the investments side, including newly launched Ethik Fonds. Real Estate is very successful in lending business, with a number of international projects in the pipeline. The Financial Institutions profit centre availed itself of the bank's good standing in significantly expanding interbank business.

Costs in the Corporates Division have declined over the past few quarters. Operating expenses were € 63 m, 38 % below the figure for Q1 2007, a reduction which reflects the deconsolidation effect of leasing business. Adjusted for this effect, operating expenses were more or less unchanged compared with a year earlier, despite a larger number of account managers and product advisers and the development of new products. The cost/income ratio was 28.4 % after 28.1 % in the first quarter of the previous year (adjusted). **Net writedowns of loans** in the first three months of 2008 were € 14.6 m. This translates into a risk/earnings ratio of 10.4 % (including income from the investment in the leasing company, which increases net interest income: 9.7 %). This means that the provisioning charge has remained at a very low level, despite an increase of 12 % compared with the Q1 2007 figure. The cost of risk (provisioning charge / average banking book) is 18 basis points (adjusted figure for the first quarter of the previous year: 17 basis points).

Average **risk-weighted assets** pursuant to Basel I – and thus allocated equity – remained stable despite the expansion of customer business volume (RWA as reported: + 2 %, without leasing: – 4 % compared with Q1 2007). On the basis of a profit before tax of € 154 m, **return on equity** (ROE before tax) was 26.5 % (Q1 2007: 28.5 %), without leasing business it was unchanged at 27.4 %.

Markets & Investment Banking (MIB)

(€ m)	Q1 / 08	Q1 / 07	CHANGE	
Net interest income	127	43	84	> 100 %
Net non-interest income	– 172	123	– 295	n.m.
Operating income	– 45	166	– 211	–>100 %
Operating expenses	– 50	– 60	9	– 15 %
Operating loss/profit	– 96	106	– 202	–>100 %
Net writedowns of loans	0	0	0	n.m.
Net income from investments	0	1	– 1	– 100 %
Loss/profit before tax	**– 96**	**105**	**– 201**	**–>100 %**
Risk-weighted assets (avg.)	6,392	4,431	1,962	44 %
Average equity	4,415	429	3,985	> 100 %
Cost/income ratio	– 111.5 %	36.0 %		
Risk/earnings ratio	0.0 %	0.0 %		
ROE before tax	– 8.7 %	97.7 %		

The credit market crisis had an impact on Bank Austria's Markets & Investment Banking (MIB) business segment via two channels: first, valuations of securitised credit risks continued to decline significantly, reaching a new low in the middle of March before starting to recover; it was only in April/May that the recovery was really noticeable. These developments required substantial adjustments to lower fair values also in MIB in the first quarter of 2008; current trading activities in credit market instruments were affected by the market situation. Second, demand from customers was slack, numerous projects were postponed in view of uncertainties and currently unfavourable prices. As the year progresses, however, valuation results may reverse and investors may abandon their wait-and-see attitude.

→ Unlike the situation in the two preceding quarters, the negative impact of the credit market crisis on Structured Credit was only partly offset by the positive and in some areas very strong performance of other MIB activities. Overall, this led to a **loss before tax** of € 96 m for the first quarter of 2008, resulting from a **net trading, hedging and fair value loss** of € 196 m which fully reflects the valuation losses associated with the crisis; this represents a negative € 281 m swing from net trading, hedging and fair value income of € 85 m in the first quarter of 2007. However, this compares with a strong improvement in the other income components, which increased by a combined € 69 m or 85 % to € 151 m. **Operating income** turned negative, from € 166 m in the first quarter of the previous year and € 120 m in the preceding quarter to – € 45 m in the first quarter of 2008.

The **Markets** area recorded a low double-digit loss, reflecting developments in the Structured Credit business line, which absorbed almost all of the impact of the credit market crisis. In March, the valuation of credit market instruments which is reflected in the general widening of spreads fell to low levels previously thought impossible; this development can be seen from the iTraxx Europe, one of the benchmarks for credit spreads (see chart). As a result, in line with the mark-to-market principle, asset-backed securities (ABS portfolio) were marked down although the portfolio has been built up over many years, is well diversified and characterised by a good rating structure, and also generates significant current interest income. Spreads of financials and corporates also widened in the wake of the crisis. This adversely affected Credit Trading, though to a lesser extent. Overall, valuation losses on the structured credit portfolio were € 141 m.

The other Markets units continued to perform well. FICC (Fixed Income, Currencies, Commodities; mainstream markets and emerging markets) exceeded expectations, contributing about € 94 m to overall income in the first quarter of 2008, as in the previous year. Interest rate management and trading activities in EEMEA markets were successful especially at the beginning of the year; performance in these sectors weakened somewhat in subsequent months as volatility was strong. Equity-related activities were mainly supported by large turnover in Sales and Brokerage, while large-volume transactions and primary business were more or less absent. A significant number of transactions are in the pipeline in customer business, especially from CEE.

Credit market crisis and net trading, hedging and fair value income/loss


Credit spreads on corporate bonds
(€; BBB corporate bonds), inverted scale
Credit spreads
iTraxx Crossover (50 European reference entities, sub-investment grade)
End-of-month levels and long-term averages, inverted scale
Net trading, hedging and fair value income/loss (€ m)
Long-term average
Bank as a whole
MIB Division
Q1/07
Q2/07
Q3/07
Q4/07
Q1/08

Investment Banking, the other MIB area, was affected by a general wait-and-see attitude in the reporting period rather than by the market crisis. In the Financing sector, Corporate Solutions Austria fully met expectations, accounting for two-thirds of the positive result. In capital market transactions, there was slow progress in the equities sector while Debt Capital Markets (DCM) gained market share especially in the euro area in customer business with corporates, local government and institutional customers. In M&A business, the number of deals was low, but work on a number of projects not yet realised is in progress.

In **Principal Investments**, a business area in which investments in alternative asset categories have been bundled, the performance of hedge fund investments weighed down on results while Private Equity Investments developed favourably.

Among the other MIB activities, **Corporate Treasury Sales** delivered a good performance as in previous periods; the unit handles current Austrian customer business in cooperation with the Corporates Division and holds an undisputed market position in this area.

Operating expenses in the first quarter of 2008 were € 50 m, down by 15 % from the level a year earlier. This decline is due to cost savings relating to staff and non-staff expenses, and to lower provisions for profit-sharing. Given the negative figure for operating income (–€ 45 m) and a loss before tax (–€ 96 m), the key performance indicators do not provide meaningful information.

Central Eastern Europe (CEE)

(€ m)	Q1/08	Q1/07	CHANGE		OLD*)
Net interest income	704	472	231	49%	30%
Net non-interest income	316	275	41	15%	0%
Operating income	1,020	747	272	36%	19%
Operating expenses	−513	−380	−134	35%	17%
Operating profit	506	368	139	38%	38%
Net writedowns of loans	−103	−50	−53	>100%	9%
Net income from investments	28	3	25	>100%	>100%
Profit before tax	**420**	**305**	**115**	**38%**	**33%**
Risk-weighted assets (avg.)	59,776	43,673	16,103	37%	21%
Average equity	8,100	6,611	1,488	23%	14%
Cost/income ratio	50.4%	50.8%			50.1%
Risk/earnings ratio	14.6%	10.5%			8.9%
ROE before tax	20.8%	18.5%			21.5%

*) Rates of change and key ratios in the old consolidation perimeter

Following an excellent performance in the fourth quarter of 2007, our CEE banking subsidiaries maintained their strong momentum in the first quarter of 2008. While economic conditions in the various countries differ widely, the Central Eastern Europe (CEE) business segment is generally characterised by healthy growth. Business volume and results have risen steadily over the past quarters. Cost efficiency has been kept at a high level despite investment in organic growth, and risks have remained well within our expectations.

Our two recent acquisitions in Kazakhstan and Ukraine are fully included for the first time in the consolidated financial statements for the first quarter of 2008. These acquisitions reflect our commitment to particularly promising markets, through banks which have already attained strong market positions. We have thereby strengthened the basis for sustainable growth in the long term while further diversifying our business portfolio. It now encompasses countries with widely varying profiles, including EU member states and candidates for EU membership which have made very good progress in convergence; large countries such as Turkey and Russia, where the banking industry is growing strongly; and now also countries in Central Asia which are rich in raw materials and enjoy bright prospects in a long-term perspective.

Business volume measured by risk-weighted assets (RWA pursuant to Basel I) expanded by 17 % in the first quarter of 2008 as compared with the preceding quarter and was up by 37 % on the level a year earlier; in the old consolidation perimeter (after deduction of the two newly added banks), quarter-on-quarter volume growth was 3 %, and year-on-year growth reached 21 %. Business operations in Turkey (+30 %), Russia (+40 %) and Croatia (+10 %) expanded strongly; based on their size and market position, they accounted for two-thirds of growth in the old consolidation perimeter. Considerable growth was also achieved in Hungary (+21 %), the Czech Republic (+24 %) and Slovakia (+27 %), reflecting these countries' strong economic relations with Western Europe.

From Q4 2007 to Q1 2008, **operating income** rose by 7 % to over € 1 bn (€ 1,020 m) as a result of consolidation effects. The increase over the first quarter of the previous year was 36 %. In the old perimeter, operating income did not quite match the record figure of the final quarter of 2007 (−7 %) as the global credit market crisis also had an impact on net trading, hedging and fair value income in CEE; nevertheless, revenues exceeded the Q1 2007 figure by 19 %. The "sustainable" income components (operating income without net trading, hedging and fair value income) in the old perimeter grew by 25 %, more strongly than underlying risk-weighted assets. The main contribution to growth came from **net interest income**, which was 49 % (in the old perimeter, 29 %) higher than a year before. In eight countries, the growth rate reached 30 % or more, with Russia achieving the strongest increase (+40 %). **Net fees and commissions** in the first quarter of 2008 were 26 % (on an adjusted basis, 14 %) higher than in the same period of the previous year. Trends in the various countries differed according to the relative importance of the generally weak securities and new issue business; commercial services such as cash management and loan commissions developed favourably. There was a strong increase of 44 % in Turkey, where Yapı Kredi Bank is the undisputed and innovative market leader in commercial services – including credit card business, foreign trade financing, leasing and factoring – and in institutional asset management. Overall, the **net trading, hedging and fair value result** was positive (€ 31 m / old perimeter: € 18 m) but significantly lower than the quarterly average of € 44 m in 2007 and the figure of € 52 m for the first quarter of 2007. Although the results from trading activities largely relate to customer business, the decline was generally due to the significant widening of credit spreads on high-yield securities (emerging markets, corporates or currencies) in the wake of the global credit market crisis – leading to fair value adjustments. This was the main reason why net trading losses were recorded in Russia (−€ 6 m) and Bulgaria (−€ 4 m), while in Hungary (−€ 5 m) and in the Czech Republic (−€ 7 m) the main factors were the stabilisation policy and interest rate trends. In the other countries (with the exception of the increase in Romania), net trading, hedging and fair value income was only slightly lower. The contribution from the newly consolidated banking subsidiaries to the overall figure totalled almost € 14 m.

In the first quarter of 2008, the **increase in costs** compared with the same period of the previous year was 35 % in the new consolidation perimeter and 17 % in the old perimeter, remaining below revenue growth. The cost/income ratio thus improved by about half a percentage point, to 50.4 % (old perimeter) and 50.1 % (new perimeter) respectively; these levels are well below the average for the bank as a whole (61.3 %). This development is to be seen against the background of our ongoing branch network expansion programme, our investments to unlock further cross-regional synergies, and the rebranding process. As part of our drive to expand the office network, through which we aim to open about 950 new branches by the end of 2009, we opened 82 new branches in the first quarter of 2008. This compares with the closure of 44 smaller outlets, mainly in Ukraine (–23), where UniCredit Group has a double presence. The branch network was expanded in Turkey (+ 49 branches, net), Russia (+ 5), Romania (+ 11), Hungary (+ 4), Serbia (+ 2) and Latvia (+ 1). By the end of April 2008, one-quarter of the new branches planned for 2008 (a total of about 500) had been opened, two-thirds of the entire expansion programme is either already operational or in the process of being implemented. The number of employees (FTE) in the old consolidation perimeter increased by 12%. With the two newly included banks (ATF in Kazakhstan and USB in Ukraine), 140 (now 150) and 485 branches, respectively, with a total of 5,551 and 10,740 employees (FTE), respectively, were added to the network. The cost/income ratio of the new banks was 43.7 % and 59.6 %, respectively.

Net writedowns of loans and provisions for guarantees and commitments in the first quarter of 2008 reached € 103 m (Q1 2007: € 50 m); the inclusion of ATF/Kazakhstan accounted for € 34 m of this total, and USB/Ukraine for € 15 m. It is to these initial levels that the UniCredit business model with its strict risk policies and processes will be applied. In the old consolidation perimeter, net writedowns of loans and provisions for guarantees and commitments were € 54 m, only slightly higher than a year before (€ 50 m). Although the provisioning charge increased as a result of general expansion, and especially on account of strong efforts to boost retail banking and business with small and medium-sized companies, the risk/earnings ratio is still very low on all definitions: 14.6 % including Kazakhstan and Ukraine, 8.9 % in the old perimeter as reported, and 11.9 % after adjustment for the effect in Turkey.

→ In the CEE business segment, the combination of organic and external growth led to an increase in revenues which was twice the amount of cost growth (€ 272 m compared with € 134 m). In the first quarter of 2008, **profit before tax** in the CEE business segment, including the two new banks, rose by 38 % to € 420 m; the increase in the old consolidation perimeter was 33 % to € 406 m. Return on equity (ROE before tax) improved from 18.5 % in the first quarter of 2007 to 19.7 % in the first quarter of 2008 in the old consolidation perimeter; including the two new banks, ROE before tax was 20.8 %.

Profit before tax of CEE banking subsidiaries (€ m)


Share
Turkey 32% +119%
Czech Rep. 14% +69%
Russia 13% –2%
Croatia 12% +31%
Bulgaria 8% +29%
Romania 6% +7%
Slovakia 4% +34%
Hungary 4% –26%
Ukraine 3% new
Serbia 1% +27%
Slovenia 1% +18%
Bosnia <1% –65%
Baltic states <1% +91%
Kazakhstan <1% new
Q1 2007
Q1 2008
0
20
40
60
80
100
120
140
160

Outlook

● After surprisingly robust growth in the first quarter of 2008, the global economic slowdown is making itself felt in **Austrian** industry also as a result of the strong euro. For the first time after 30 quarters, Bank Austria's Purchasing Managers Index has fallen below the 50 % mark, signalling a downturn. Especially demand from key foreign markets weakened. The situation is aggravated by the strong increase in commodities prices and transport costs, while pricing power in the sales sector is low. This will be reflected in corporate earnings and in stock market prices. Yet a recession is not in sight. Growth will weaken as the year progresses, but our forecast for the annual average remains at 1.9 %, not least because of the higher-than-expected figure for the early part of the year. A similar trend is expected for Europe as a whole. While economic growth has slowed down, it is still so strong that a change in policy to sustained interest rate reductions cannot be expected in view of inflationary pressure. This means that the preference for liquidity will probably remain strong.

The upswing in the **CEE countries** is likely to continue in the coming months, though at a lower rate. However, pressure comes from two sides: first, the general risk aversion has made external borrowing more expensive and more difficult. This effect is felt most strongly in countries with a large current account deficit and a need for large capital imports, and it may result in more restrictive credit conditions also within the various countries. As international investors take a differentiated approach, various countries may experience higher exchange rate volatility. Second, the economic slowdown in Western Europe also feeds through to the CEE economies via close economic links. For 2008 we continue to forecast growth of 5.6 %, after 6.7 % in the previous year.

● As regards the **bank's future performance** it is not possible to say when the credit crisis will be overcome and how valuations reflected in the net trading, hedging and fair value result will develop in the future. While credit spreads narrowed in April, one cannot say that the situation has returned to normal; spreads will remain high for the time being, even after easing somewhat. We expect that in current customer business in Markets & Investment Banking, companies will swiftly implement projects which they have planned for a long time.

In **Austrian customer business** we anticipate a moderate trend in revenues; the investment jam cannot be expected to clear within a short time. In this environment, we will offer classic banking products and capital market-related solutions with a simple structure while continuing our business acquisition initiative through advisory services.

In CEE we are focusing on further increasing revenue through organic growth. Our branch network expansion programme is under way. In this context, strong efforts in retail banking business will help us gain market share in those segments which are expanding in the structural catching-up process. Risks associated with future developments tend to be of a macroeconomic nature, but well-balanced thanks to the diversification of our business.

Within Bank Austria and UniCredit Group, we will make more intensive use of opportunities for cross-regional organisational arrangements. Further steps towards bundling decentralised units in Markets & Investment Banking will enhance the effectiveness of our operations in Europe and benefit customer business. With our product lines, in product development of the Divisions and also in back-office activities, we will use economies of scale through closer cooperation across Europe. This is likely to result in short-term cost advantages and improved efficiency.

→ Overall, we expect that – unless there are further sharp declines in credit markets – profits will improve significantly in the second quarter of 2008. As a consequence of the net trading, hedging and fair value loss recorded in the first quarter of 2008, results for the first six months of 2008 will be substantially lower than in the same period of the previous year, although the other business areas are expected to develop favourably.

Income statement of the Bank Austria Group

for the first quarter of 2008

(€ m)

	(Notes)	1 JAN.– 31 MARCH 2008	1 JAN.– 31 MARCH 2007	CHANGE € M	CHANGE IN %
Net interest	(4)	1,075	852	223	26.2
Dividend income	(5)	11	9	2	22.7
Other income from equity investments	(5)	39	29	10	34.5
Net interest income		**1,125**	**890**	**235**	**26.4**
Net fees and commissions	(6)	519	517	1	0.3
Net trading, hedging and fair value loss/income	(7)	–143	161	–304	–
Net other expenses/income	(8)	42	49	–7	–14.9
Net non-interest income		**418**	**727**	**–309**	**–42.5**
OPERATING INCOME		**1,543**	**1,618**	**–74**	**–4.6**
Payroll costs	(9)	–551	–502	–49	9.8
Other administrative expenses	(10)	–316	–275	–41	15.0
Recovery of expenses		–	–	–	–
Amortisation, depreciation and impairment losses on tangible and intangible assets		–73	–72	–1	1.1
OPERATING EXPENSES		**–941**	**–849**	**–91**	**10.8**
OPERATING PROFIT		**603**	**769**	**–166**	**–21.6**
Goodwill impairment		–	–	–	–
Provisions for risks and charges	(11)	–7	–18	11	–63.0
Restructuring costs		–5	–3	–2	49.9
Net writedowns of loans and provisions for guarantees and commitments	(12)	–173	–117	–56	47.3
Net income from investments	(13)	101	58	43	74.9
PROFIT BEFORE TAX		**520**	**688**	**–168**	**–24.5**
Income tax		–86	–125	39	–31.3
NET PROFIT		**434**	**563**	**–129**	**–23.0**
Minority interests		–24	–29	5	–18.0
CONSOLIDATED PROFIT		**410**	**535**	**–124**	**–23.2**

Key figures

	1 JAN.– 31 MARCH 2008	1 JAN.– 31 MARCH 2007
Earnings per share (in €, basic and diluted)	2.03	3.23
ROE before tax	13.9%	20.7%
ROE after tax	11.5%	16.9%
Cost/income ratio	60.9%	52.5%
Risk/earnings ratio	15.4%	13.2%

Income statement of the Bank Austria Group

by quarter

	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007
(€ m)					
Net interest	1,075	1,015	903	883	852
Dividend income	11	17	64	33	9
Other income from equity investments	39	47	52	32	29
Net interest income	**1,125**	**1,079**	**1,019**	**948**	**890**
Net fees and commissions	519	550	520	537	517
Net trading, hedging and fair value loss/income	–143	–39	–44	63	161
Net other expenses/income	42	42	47	75	49
Net non-interest income	**418**	**553**	**522**	**675**	**727**
OPERATING INCOME	**1,543**	**1,632**	**1,541**	**1,624**	**1,618**
Payroll costs	–551	–505	–479	–350	–502
Other administrative expenses	–316	–370	–284	–314	–275
Recovery of expenses	–	1	1	1	–
Amortisation, depreciation and impairment losses on tangible and intangible assets	–73	–67	–60	–72	–72
OPERATING EXPENSES	**–941**	**–941**	**–821**	**–735**	**–849**
OPERATING PROFIT	**603**	**691**	**720**	**889**	**769**
Goodwill impairment	–	–	–	–	–
Provisions for risks and charges	–7	–34	5	–29	–18
Restructuring costs	–5	–13	–12	–5	–3
Net writedowns of loans and provisions for guarantees and commitments	–173	–128	–148	–90	–117
Net income from investments	101	49	87	74	58
PROFIT BEFORE TAX	**520**	**565**	**652**	**840**	**688**
Income tax	–86	–34	–88	–134	–125
NET PROFIT	**434**	**531**	**564**	**705**	**563**
Minority interests	–24	–24	–21	–32	–29
CONSOLIDATED PROFIT	**410**	**507**	**543**	**674**	**535**

Key figures	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007
Earnings per share (in €, basic and diluted)	2.03	2.51	2.69	3.34	3.23
ROE before tax	13.9%	15.5%	18.6%	24.4%	20.7%
ROE after tax	11.5%	14.5%	16.2%	20.6%	16.9%
Cost/income ratio	60.9%	57.7%	53.3%	45.3%	52.5%
Risk/earnings ratio	15.4%	11.8%	14.5%	9.5%	13.2%

Balance sheet of the Bank Austria Group

at 31 March 2008

(€ m)

Assets	(Notes)	31 MARCH 2008	31 DEC. 2007	CHANGE € M	CHANGE IN %
Cash and cash balances		2,710	2,967	–257	–8.7
Financial assets held for trading	(14)	21,033	19,092	1,942	10.2
Financial assets at fair value through profit or loss	(15)	1,019	935	84	9.0
Available-for-sale financial assets	(16)	11,477	10,864	614	5.6
Held-to-maturity investments	(17)	6,481	7,623	–1,142	–15.0
Loans and receivables with banks	(18)	42,225	38,007	4,218	11.1
Loans and receivables with customers	(19)	121,517	115,341	6,177	5.4
Hedging derivatives		1,191	1,147	44	3.9
Changes in fair value of portfolio hedged items (+/–)		–	–	–	–
Investments in associates and joint ventures		2,293	2,281	12	0.5
Property, plant and equipment	(20)	2,274	2,003	271	13.5
Intangible assets	(21)	5,276	4,258	1,018	23.9
of which: goodwill		*4,915*	*3,886*	*1,029*	*26.5*
Tax assets		1,001	1,007	–7	–0.6
a) current tax assets		150	151	–2	–1.2
b) deferred tax assets		851	856	–5	–0.5
Non-current assets and disposal groups classified as held for sale	(22)	535	1,727	–1,192	–69.0
Other assets		1,718	1,918	–201	–10.5
TOTAL ASSETS		**220,751**	**209,170**	**11,582**	**5.5**
Liabilities and equity					
Deposits from banks	(23)	61,148	52,445	8,703	16.6
Deposits from customers	(24)	94,768	93,203	1,565	1.7
Debt securities in issue	(25)	27,291	26,496	795	3.0
Financial liabilities held for trading	(26)	9,353	7,442	1,910	25.7
Financial liabilities at fair value through profit or loss	(27)	2,057	2,386	–329	–13.8
Hedging derivatives		2,014	1,638	377	23.0
Changes in fair value of portfolio hedged items (+/–)		–	–	–	–
Tax liabilities		688	616	71	11.6
a) current tax liabilities		159	125	35	27.8
b) deferred tax liabilities		528	492	37	7.5
Liabilities included in disposal groups classified as held for sale	(29)	–	1,247	–1,247	–100.0
Other liabilities		3,481	3,574	–93	–2.6
Provisions for risks and charges	(28)	4,552	4,611	–59	–1.3
a) post-retirement benefit obligations		4,089	4,088	1	–
b) other provisions		463	523	–60	–11.5
Insurance reserves		150	178	–28	–15.5
Equity		15,250	15,334	–84	–0.5
of which: Minorities (+/–)		*673*	*658*	*15*	*2.3*
TOTAL LIABILITIES AND EQUITY		**220,751**	**209,170**	**11,582**	**5.5**

Cash flow statement

(€ m)

	1 JAN. –31 MARCH 2008	1 JAN. –31 MARCH 2007
CASH AND CASH EQUIVALENTS AT END OF PREVIOUS PERIOD	**2,967**	**1,584**
Cash flows from operating activities	733	715
Cash flows from investing activities	–963	1,662
Cash flows from financing activities	–24	31
Effects of exchange rate changes	–3	–102
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**2,710**	**3,890**

Statement of changes in equity of the Bank Austria Group

(€ m)

	SUB-SCRIBED CAPITAL	CAPITAL RESERVES	RETAINED EARNINGS	FOREIGN CURRENCY TRANSLATION	RESERVES IN ACCORDANCE WITH IAS 39[1]	ACTUARIAL LOSSES IN ACCORDANCE WITH IAS 19	SHARE-HOLDERS' EQUITY	MINORITY INTERESTS	EQUITY
As at 1 January 2007	**1,069**	**2,859**	**6,482**	**−73**	**347**	**−757**	**9,927**	**213**	**10,140**
Capital increase	400	1,566					1,966		1,966
Changes in the group of consolidated companies			1,094	−149	−1		944	389	1,333
Shares in controlling companies							–		–
Recognised income and expenses			535	10	42		586	34	620
Dividend paid							–		–
Other changes							–		–
AS AT 31 MARCH 2007	**1,469**	**4,425**	**8,111**	**−213**	**388**	**−757**	**13,423**	**636**	**14,059**

1) Reserves in accordance with IAS 39	1 Jan 2007	31 March 2007
Cash flow hedge reserve	−175	−160
Available-for-sale reserve	522	548
Total	347	388

	SUB-SCRIBED CAPITAL	CAPITAL RESERVES	RETAINED EARNINGS	FOREIGN CURRENCY TRANSLATION	RESERVES IN ACCORDANCE WITH IAS 39[1]	ACTUARIAL LOSSES IN ACCORDANCE WITH IAS 19	SHARE-HOLDERS' EQUITY	MINORITY INTERESTS	EQUITY
As at 1 January 2008	**1,469**	**5,323**	**8,118**	**−31**	**397**	**−600**	**14,676**	**658**	**15,334**
Capital increase							–	–	–
Changes in the group of consolidated companies							–	10	10
Shares in controlling companies							–	–	–
Recognised income and expenses			410	−534	−16		−139	24	−115
Dividend paid							–	−19	−19
Other changes			41				41	–	41
AS AT 31 MARCH 2008	**1,469**	**5,323**	**8,569**	**−565**	**381**	**−600**	**14,577**	**673**	**15,250**

1) Reserves in accordance with IAS 39	1 Jan. 2008	31 March 2008
Cash flow hedge reserve	−119	−37
Available-for-sale reserve	516	417
Total	397	381

The change in foreign currency translation is due to exchange rate fluctuations, which were particularly discernible at our units in Turkey and Kazakhstan in the first quarter of 2008.

Statement of recognised income and expenses

(€ m)

	2008	2007
Gains/losses on assets held for sale (available-for-sale reserve)	−127	35
Gains/losses on cash flow hedges (cash flow hedge reserve)	112	20
Foreign currency translation – exchange differences	−539	17
Foreign currency translation relating to assets held for sale	–	–
Actuarial losses on defined-benefit plans	–	–
Taxes on items directly recognised in equity	5	−15
Recognised directly in equity	**−549**	**57**
Net profit	**434**	**563**
TOTAL OF INCOME AND EXPENSES RECOGNISED IN THE REPORTING PERIOD	**−115**	**620**
Shareholders' equity	−139	586
Minority interests	24	34

Notes to the Consolidated Financial Statements of the Bank Austria Group

(1) Significant accounting policies

The interim report of the Bank Austria Group has been prepared in accordance with International Financial Reporting Standards (IFRSs). IAS 34 was applied to the interim report. The interim report covers the first three months of 2008 (1 January 2008 to 31 March 2008) and compares this period with the same period of the previous year.

In January 2008, the IASB published a revised IFRS 3, "Business Combinations" ("IFRS 3 R"), and an amended IAS 27, "Consolidated and Separate Financial Statements" ("IAS 27 R"). IFRS 3 R and IAS 27 R will become effective for business combinations in business years beginning on or after 1 July 2009. They may be applied for earlier periods if both Standards are applied simultaneously. The Bank Austria Group is examining the possible application from 2009.

(2) Earnings per share

During the reporting period, no financial instruments with a dilutive effect on the bearer shares were outstanding. Therefore basic earnings per share in accordance with IAS 33 equal diluted earnings per share in accordance with IAS 33. Based on the average number of shares outstanding, earnings per share for the first three months of 2008 were € 2.03 (comparative figure for the same period of the previous year: € 3.23).

(3) Changes in the group of consolidated companies in 2008

The following subsidiaries were included in the group of consolidated companies as from 1 January 2008:

- Factorbank AG
- HYPERION Immobilienvermietungsgesellschaft m. b. H.
- Teledata Consulting und Systemmanagement Gesellschaft m. b. H.
- Treuconsult Beteiligungsgesellschaft m. b. H.
- Informations Technologie Austria GmbH (accounted for under the proportionate consolidation method)

On 25 June 2007, the Management Board of BA-CA AG ("Bank Austria") approved the acquisition of Joint Stock Commercial Bank for Social Development Ukrsotsbank, Kiev, Ukraine, (Ukrsotsbank). On 21 January 2008, the bank acquired a 94.20% shareholding interest for € 1,526.9 m. A shareholding interest of 8.05% with a book value of € 131.7 m was acquired directly by Bank Austria, and 86.15% with a book value of € 1,395.2 m was acquired indirectly through Private Joint Stock Company "Ferrotrade International" (a wholly-owned subsidiary of Bank Austria), which has its headquarters in Kiev. The two companies have been included in the group of consolidated companies of the Bank Austria Group as from 1 January 2008. The preliminary goodwill resulting from the transaction is € 1,167.7 m.

Two of Bank Austria's Bosnian banking subsidiaries, HVB Central Profit Banka and UniCredit Zagrebacka banka, were integrated to form the new UniCredit Bank d. d. on 1 March 2008.

In March 2008, our equity interest in the Czech banking subsidiary Hypo Stavebni Sporitelna was sold for CZK 1.2 bn.

In the course of the new corporate branding process, the subsidiary International Moscow Bank (IMB) was renamed UniCredit Bank in the first quarter of 2008; it is now operating under the name of ZAO UniCredit Bank.

Notes to the income statement

(4) Net interest

	1 JAN.– 31 MARCH 2008	1 JAN.– 31 MARCH 2007 (€ m)
Interest income	**2,997**	**2,387**
Financial assets held for trading	148	129
Financial assets designated at fair value through profit or loss	13	3
Available-for-sale financial instruments	114	98
Held-to-maturity investments	136	172
Loans and receivables with banks	444	469
Loans and receivables with customers	2,090	1,402
Hedging derivatives	46	101
Other assets	6	13
Interest expense	**–1,922**	**–1,535**
Deposits from banks	–635	–578
Deposits from customers	–922	–654
Debt securities in issue	–332	–268
Financial liabilities held for trading	–16	–1
Financial liabilities designated at fair value through profit or loss	–9	–8
Other liabilities	–4	–12
Hedging derivatives	–4	–14
TOTAL	**1,075**	**852**

(5) Dividends and other income from equity investments

	1 JAN.– 31 MARCH 2008	1 JAN.– 31 MARCH 2007 (€ m)
Income from dividends	**11**	**9**
Investments	2	9
Available-for-sale financial assets	2	–
Financial assets designated at fair value through profit or loss	8	–
Income from investments valued at equity	**39**	**29**
TOTAL	**50**	**38**

Notes to the income statement (CONTINUED)

(6) Net fees and commissions

Fee and commission income/expense (€ m)	1 JAN.– 31 MARCH 2008	1 JAN.– 31 MARCH 2007
Fee and commission income	**629**	**621**
Management, brokerage and consultancy services	206	210
Collection and payment services	235	209
Other services	189	202
Fee and commission expense	**–111**	**–104**
Management, brokerage and consultancy services	–25	–25
Collection and payment services	–49	–45
Other services	–36	–33
TOTAL	**519**	**517**

Net fees and commissions (€ m)	1 JAN.– 31 MARCH 2008	1 JAN.– 31 MARCH 2007
Management, brokerage and consultancy services	181	185
Collection and payment services	186	163
Other services	152	169
TOTAL	**519**	**517**

(7) Net trading, hedging and fair value loss/income

(€ m)	1 JAN.– 31 MARCH 2008	1 JAN.– 31 MARCH 2007
Financial assets held for trading	**–178**	**53**
Debt securities	–304	7
Equity instruments	88	9
Units in investment funds	–15	25
Loans	–	–
Other	53	11
Financial liabilities held for trading	**23**	**–**
Deposits	2	–
Other	21	–
Other financial investments	**130**	**57**
Derivatives	**–93**	**49**
Financial derivatives	–175	47
Credit derivatives	82	2
Trading income from assets and liabilities designated at fair value through profit or loss	**–24**	**2**
Dividends from trading assets	**–**	**–**
TOTAL	**–143**	**161**

(8) Net other expenses/income

(€ m)	1 JAN.– 31 MARCH 2008	1 JAN.– 31 MARCH 2007
Other income	81	75
Other expenses	–39	–26
TOTAL	**42**	**49**

(9) Payroll costs

(€ m)	1 JAN.– 31 MARCH 2008	1 JAN.– 31 MARCH 2007
Employees	**–537**	**–491**
Wages and salaries	–375	–343
Social charges	–68	–69
Severance pay	–3	–1
Social security costs	–22	–12
Allocation to employee severance pay provision	–6	–8
Provision for retirement payments and similar provisions	–49	–46
Payments to external pension funds	–7	–6
Costs related to share-based payments	–2	–
Other employee benefits	–20	–14
Recovery of compensation	16	8
Others	**–15**	**–11**
TOTAL	**–551**	**–502**

(10) Other administrative expenses

(€ m)	1 JAN.– 31 MARCH 2008	1 JAN.– 31 MARCH 2007
Indirect taxes and duties	**–8**	**–5**
Miscellaneous costs and expenses	**–308**	**–270**
Fees paid to external professionals	–12	–18
Insurance	–10	–5
Advertising	–40	–34
Premises surveillance and cash transportation	–10	–6
Supply and miscellaneous services rendered by third parties	–59	–60
Property related expense	–66	–57
Maintenance and lease rentals for plant and equipment	–20	–15
Postage, telephone, printed materials and other office expenses	–38	–34
Hire charges and other expenses	–13	–11
Other costs	–40	–30
TOTAL	**–316**	**–275**

Notes to the income statement (CONTINUED)

(11) Provisions for risks and charges

(€ m)	1 JAN.– 31 MARCH 2008	1 JAN.– 31 MARCH 2007
Increase	**–9**	**–24**
Legal disputes	–	–2
Reserves for advisory services	–9	–22
Decrease	**2**	**6**
Legal disputes	2	–
Reserves for advisory services	1	6
TOTAL	**–7**	**–18**
Net provisions		
Legal disputes	1	–2
Reserves for advisory services	–8	–16
TOTAL	–7	**–18**

(12) Net writedowns of loans and provisions for guarantees and commitments

(€ m)	1 JAN.– 31 MARCH 2008	1 JAN.– 31 MARCH 2007
Impairment losses on loans and receivables	**–173**	**–122**
Loans and receivables with banks	**–**	**4**
writedowns	–	–
writebacks	–	4
payments received for written-off loans	–	–
Loans and receivables with customers	**–173**	**–126**
writedowns	–346	–212
writebacks	165	79
payments received for written-off loans	8	7
Impairment losses on other transactions	**–**	**5**
TOTAL	**–173**	**–117**

(13) Net income from investments

(€ m)	1 JAN.– 31 MARCH 2008	1 JAN.– 31 MARCH 2007
Income	156	99
Expense	–55	–41
NET INCOME FROM INVESTMENTS	101	58

Notes to the balance sheet

(14) Financial assets held for trading

(€ m)	31 MARCH 2008			31 DEC. 2007
	LISTED	UNLISTED	TOTAL	TOTAL
Financial assets (non-derivatives)	**7,833**	**3,318**	**11,151**	**11,491**
Debt securities	7,645	1,213	8,858	10,416
Equity instruments	187	590	777	808
Units in investment funds	1	36	37	42
Loans	–	1,479	1,479	214
Impaired assets	–	–	–	10
Assets sold but not derecognised	–	–	–	–
Positive fair values of derivative financial instruments	**5**	**9,878**	**9,883**	**7,601**
Financial derivatives	5	9,530	9,535	7,489
Credit derivatives	–	348	348	112
TOTAL	**7,837**	**13,196**	**21,033**	**19,092**

(15) Financial assets at fair value through profit or loss

(€ m)	31 MARCH 2008			31 DEC. 2007
	LISTED	UNLISTED	TOTAL	TOTAL
Debt securities	647	64	711	577
Equity instruments	8	20	28	31
Units in investment funds	7	254	261	306
Loans	–	20	20	20
TOTAL	**663**	**357**	**1,019**	**935**

In the first three months of 2008, the negative effect in the Bank Austria Group's income statement from financial assets at fair value through profit or loss was € 22.7 m.

(16) Available-for-sale financial assets

(€ m)	31 MARCH 2008			31 DEC. 2007
	LISTED	UNLISTED	TOTAL	TOTAL
Debt securities	5,670	2,601	8,271	7,521
Equity instruments	88	1,934	2,022	2,185
Units in investment funds	26	1,159	1,184	1,159
TOTAL	**5,784**	**5,693**	**11,477**	**10,864**

Notes to the balance sheet (CONTINUED)

(17) Held-to-maturity investments

		(€ m)
	31 MARCH 2008	31 DEC. 2007
Debt securities		
Structured securities	67	70
Other securities	6,414	7,553
TOTAL	**6,481**	**7,623**

(18) Loans and receivables with banks

		(€ m)
	31 MARCH 2008	31 DEC. 2007
Loans to central banks	**5,091**	**5,365**
Time deposits	341	289
Compulsory reserves	3,405	3,573
Repos	994	1,120
Other	351	382
Loans to banks	**37,134**	**32,642**
Current accounts and demand deposits	5,130	7,527
Time deposits	14,002	11,689
Other loans	17,975	13,397
Debt securities	–	–
Impaired assets	27	28
TOTAL	**42,225**	**38,007**
Loan loss provisions deducted from loans and receivables	32	33

(19) Loans and receivables with customers

		(€ m)
	31 MARCH 2008	31 DEC. 2007
Other transactions	75,623	72,641
Current accounts	16,570	15,824
Mortgages	17,273	15,506
Credit cards and personal loans, incl. loans guaranteed by salary	9,559	8,559
Impaired assets	1,812	2,071
Finance leases	680	740
Assets sold but not derecognised	–	–
TOTAL	**121,517**	**115,341**
Loan loss provisions deducted from loans and receivables	3,612	3,570

(20) Property, plant and equipment

(€ m)	31 MARCH 2008	31 DEC. 2007
Assets for operational use	**2,022**	**1,751**
Owned	**1,963**	**1,698**
Land	198	185
Buildings	1,305	1,088
Equipment	153	152
Electronic systems	171	131
Other	138	142
Leased	**59**	**53**
Land	–	–
Buildings	51	53
Equipment	–	–
Electronic systems	7	–
Other	–	–
Held-for-investment assets	**252**	**252**
Owned	**252**	**252**
Land	197	197
Buildings	55	55
Other	–	–
TOTAL	**2,274**	**2,003**

(21) Intangible assets

(€ m)	31 MARCH 2008	31 DEC. 2007
Goodwill	**4,914**	**3,886**
Other intangible assets	**362**	**373**
Intangible assets generated internally	141	153
Other assets	221	220
TOTAL	**5,276**	**4,258**

Notes to the balance sheet (CONTINUED)

(22) Non-current assets and disposal groups classified as held for sale

(€ m)	31 MARCH 2008	31 DEC. 2007
Individual non-current assets	**535**	**535**
Asset groups classified as held for sale		
Financial assets held for trading	–	–
Financial assets at fair value through profit or loss	–	–
Available-for-sale financial assets	–	557
Held-to-maturity investments	–	407
Loans and receivables with banks	–	65
Loans and receivables with customers	–	95
Equity investments	–	–
Property, plant and equipment	–	3
Intangible assets	–	3
Other assets	–	62
Total	**–**	**1,192**
TOTAL ASSETS	**535**	**1,727**

(23) Deposits from banks

(€ m)	31 MARCH 2008	31 DEC. 2007
Deposits from central banks	**5,013**	**5,448**
Deposits from banks	**56,135**	**46,997**
Current accounts and demand deposits	14,923	6,933
Time deposits	20,701	21,473
Other liabilities	20,511	18,591
TOTAL	**61,148**	**52,445**

(24) Deposits from customers

(€ m)	31 MARCH 2008	31 DEC. 2007
Current accounts and demand deposits	39,453	34,439
Time deposits	49,714	35,323
Other liabilities	5,601	23,441
TOTAL	**94,768**	**93,203**

(25) Debt securities in issue

(€ m)	31 MARCH 2008	31 DEC. 2007
Listed securities	**12,225**	**12,329**
Bonds	11,023	11,923
Other securities	1,202	406
Unlisted securities	**15,066**	**14,167**
Bonds	13,392	11,663
Other securities	1,675	2,504
TOTAL	**27,291**	**26,496**

(26) Financial liabilities held for trading

(€ m)	31 MARCH 2008			31 DEC. 2007
	LISTED	UNLISTED	TOTAL	TOTAL
Financial liabilities	**85**	**630**	**714**	**1,248**
Deposits from banks	1	616	617	1,109
Deposits from customers	64	6	69	114
Debt securities	20	8	29	25
Derivatives	**55**	**8,583**	**8,638**	**6,194**
Financial derivatives	55	8,335	8,389	6,120
Credit derivatives	–	249	249	74
TOTAL	**140**	**9,213**	**9,353**	**7,442**

(27) Financial liabilities at fair value through profit or loss

(€ m)	31 MARCH 2008			31 DEC. 2007
	LISTED	UNLISTED	TOTAL	TOTAL
Deposits from banks	–	11	11	12
Deposits from customers	–	–	–	–
Debt securities	171	1,875	2,046	2,374
TOTAL	**171**	**1,886**	**2,057**	**2,386**

On balance, a negative change of € 34.7 m in the fair values of other debt securities totalling € 2,057 m was recognised in the income statement.

In the first three months of 2008, changes in fair values resulting from changes in our own funding costs (debt securities in issue, and financial liabilities at fair value through profit or loss) were € 36.3 m (2007: € 3.1 m).

Notes to the balance sheet (CONTINUED)

(28) Provisions

		(€ m)
	31 MARCH 2008	31 DEC. 2007
Pensions and other post-retirement benefit obligations	**4,089**	**4,088**
Other provisions for risks and charges	**463**	**523**
Legal disputes	176	181
Other	287	341
TOTAL	**4,552**	**4,611**

(29) Liabilities included in disposal groups classified as held for sale

		(€ m)
	31 MARCH 2008	31 DEC. 2007
Liabilities associated with assets classified as held for sale		
Deposits	–	–
Securities	–	–
Other liabilities	–	103
Total	**–**	**103**
Liabilities included in disposal groups classified as held for sale		
Deposits from banks	–	–
Deposits from customers	–	1,143
Debt securities in issue	–	–
Financial liabilities held for trading	–	–
Financial liabilities at fair value through profit or loss	–	–
Other liabilities	–	1
Total	**–**	**1,144**
TOTAL LIABILITIES	–	**1,247**

(30) Contingent liabilities and commitments

(€ m)	31 MARCH 2008	31 DEC. 2007
Financial guarantees given to:	**9,041**	**8,228**
Banks	1,103	1,697
Customers	7,938	6,531
Commercial guarantees given to:	**12,487**	**12,768**
Banks	2,503	2,825
Customers	9,984	9,943
Other irrevocable commitments	**14,067**	**14,224**
Credit derivatives: sales of protection	**1,702**	**969**
Other commitments	**5,544**	**5,731**
TOTAL	**42,841**	**41,919**

(31) Employees

Share-based payments

The Management Board and selected key management personnel of Bank Austria participate in UniCredit Group's incentive scheme for share-based payments. The share-based payment arrangements relate to Stock Options, Performance Shares and Restricted Shares based on shares in the parent company UniCredito Italiano S.p.A. (UCI).

UniCredit calculates the economic value of the share-based payment arrangements on a uniform basis for the entire Group and provides the Group companies with the relevant information. In the Bank Austria Group, the total amount recognised in the income statement for the first three months of 2008 is € 2 m.

Employees	Q1 2008	2007
Salaried staff	60,478	44,542
Other employees	94	98
TOTAL*)	**60,572**	**44,640**
of which: in Austria	*10,002*	*10,558*
of which: abroad	*50,317*	*34,082*

*) Average full-time equivalents of staff employed in the Bank Austria Group (employees of companies accounted for under the proportionate consolidation method are included at 100%), excluding apprentices and employees on unpaid sabbatical or maternity/paternity leave

(32) Events after the date of the interim financial statements

For the purpose of creating a uniform visual Group identity, a rebranding took place at the beginning of the second quarter of 2008. The Group is now operating under the Bank Austria brand. The name of the parent company will remain unchanged for the time being.

(33) Segment reporting

As in previous periods, the primary segment reporting format is based on the internal reporting structure of business segments, which reflects management responsibilities in the Bank Austria Group in 2008. The business segments are presented as independent units with their own capital resources and responsibility for their own results. This also complies with the requirements of IFRS 8.

Additional IFRS disclosures (CONTINUED)

The definition of business segments is primarily based on organisational responsibility for customers.

Retail
Responsibility for the Retail Division covers Bank Austria Creditanstalt AG's business with private customers and small businesses and the credit card business (card complete).

Private Banking & Asset Management
The Private Banking & Asset Management Division comprises the subsidiaries BANK*PRIVAT*, Schoellerbank AG, Asset Management Gesellschaft AMG and Pioneer Investments Austria.

Corporates
The Corporates Division covers the sub-segment Large Corporates (multinational corporates, financial institutions, public sector) and Real Estate, business with medium-sized companies and customers using specific products (e.g. derivatives) as well as the activities of BA-CA Wohnbaubank AG and BA-CA Real Invest GmbH. The leasing business of the Bank Austria Creditanstalt Leasing Group was transferred to UniCredit Global Leasing with effect from July 2007. In exchange, Bank Austria received a 32.59% shareholding interest in that company which is accounted for under the equity method.

CEE
The CEE business segment includes the commercial banking units of the Bank Austria Group in the region of Central and Eastern Europe. From 2007, the CEE segment also includes the units in Central and Eastern Europe and in Turkey which were transferred from UniCredit and HVB to the Bank Austria Group. Corporate finance business for CEE customers was transferred to the Markets & Investment Banking Division. JSC ATF Bank was included in the group of consolidated companies as from December 2007 and Ukrsotsbank was included as from January 2008.

Markets & Investment Banking
The Markets & Investment Banking Division essentially comprises the treasury activities of Bank Austria. The equity interests in UniCredit Aton International Limited and ZAO UniCredit Aton were included in the group of consolidated companies and allocated to the MIB Division as from August 2007.

Corporate Center
"Corporate Center" covers all equity interests that are not assigned to other segments. Also included are inter-segment eliminations and other items which cannot be assigned to other business segments.

Methods

Net interest income is split up according to the market interest rate method. Costs are allocated to the individual business segments from which they arise.

The result of each business segment is measured by the profit before tax and the net profit after tax earned by the respective segment. In addition to the cost/income ratio, the return on equity is one of the key ratios used for controlling the business segments. The segment reporting data also show the net profit after tax.

The interest rate applied to investment of equity allocated to the business segments corresponds to the 3-month EURIBOR plus a margin of the average 5-year UniCredit credit spread. The rate applied to the business segments for investment of equity is determined for one year as part of the budgeting process. A uniform rate of 3.8% is applied to loans on which interest is not accrued and to writedowns.

Overhead costs are allocated proportionately to direct and indirect costs of the business segments.

Capital allocated to the business segments in Bank Austria is based on the Core Tier 1 capital ratio on the basis of planned risk-weighted assets. The bank uses differentiated percentage rates according to the individual business segments:

Retail	6.00%
Private Banking & Asset Management	5.90%
Corporates	6.45%
CEE	6.45%
Markets & Investment Banking	6.45%
Corporate Center	6.80%

Capital allocation to subsidiaries reflects the equity capital actually available.

Segment reporting Q1 2008 / Q4 2007 / Q3 2007 / Q2 2007 / Q1 2007

(€ m)

		RETAIL DIVISION	PRIVATE BANKING & ASSET MANAGEMENT DIVISION	CORPORATES DIVISION	CENTRAL EASTERN EUROPE DIVISION	MARKETS & INVESTMENT BANKING DIVISION	CORPORATE CENTER	BANK AUSTRIA GROUP
Net interest income	**Q1/2008**	**173**	**5**	**151**	**704**	**127**	**−34**	**1,125**
	Q4/2007	**177**	**6**	**147**	**633**	**135**	**−18**	**1,079**
	Q3/2007	**200**	**5**	**167**	**536**	**83**	**29**	**1,019**
	Q2/2007	**187**	**4**	**156**	**510**	**69**	**22**	**948**
	Q1/2007	**185**	**4**	**161**	**472**	**43**	**25**	**890**
Net fees and commissions	Q1/2008	129	27	81	261	23	−2	519
	Q4/2007	133	46	65	249	57	–	550
	Q3/2007	133	29	72	248	37	–	520
	Q2/2007	139	34	101	226	43	−5	537
	Q1/2007	144	33	104	207	35	−6	517
Net trading, hedging and fair value loss/income	Q1/2008	–	–	–	31	−196	22	−143
	Q4/2007	−3	–	–	52	−73	−15	−39
	Q3/2007	3	–	–	31	−72	−6	−44
	Q2/2007	–	–	–	42	18	3	63
	Q1/2007	–	–	–	52	85	24	161
Net other expenses/income	Q1/2008	−7	8	–	24	–	16	42
	Q4/2007	−5	12	−1	16	1	19	42
	Q3/2007	−10	9	−6	34	3	16	47
	Q2/2007	−8	11	25	43	3	2	75
	Q1/2007	−7	7	15	16	4	15	49
Net non-interest income	**Q1/2008**	**123**	**36**	**80**	**316**	**−172**	**36**	**418**
	Q4/2007	**125**	**59**	**64**	**317**	**−15**	**3**	**553**
	Q3/2007	**125**	**38**	**66**	**314**	**−32**	**10**	**522**
	Q2/2007	**130**	**45**	**126**	**310**	**64**	**–**	**675**
	Q1/2007	**137**	**40**	**119**	**275**	**123**	**32**	**728**
OPERATING INCOME	**Q1/2008**	**296**	**40**	**231**	**1,020**	**−45**	**2**	**1,543**
	Q4/2007	**301**	**65**	**211**	**950**	**120**	**−15**	**1,632**
	Q3/2007	**325**	**44**	**233**	**849**	**51**	**39**	**1,541**
	Q2/2007	**317**	**49**	**282**	**821**	**133**	**22**	**1,624**
	Q1/2007	**322**	**45**	**280**	**747**	**166**	**58**	**1,618**
OPERATING EXPENSES	**Q1/2008**	**−215**	**−26**	**−63**	**−513**	**−50**	**−73**	**−941**
	Q4/2007	**−238**	**−30**	**−77**	**−525**	**−79**	**8**	**−941**
	Q3/2007	**−228**	**−25**	**−68**	**−417**	**−42**	**−40**	**−821**
	Q2/2007	**−235**	**−26**	**−107**	**−407**	**−52**	**93**	**−735**
	Q1/2007	**−235**	**−23**	**−101**	**−380**	**−60**	**−52**	**−849**
OPERATING PROFIT	**Q1/2008**	**81**	**15**	**168**	**506**	**−96**	**−72**	**603**
	Q4/2007	**63**	**35**	**133**	**425**	**41**	**−7**	**691**
	Q3/2007	**97**	**18**	**165**	**432**	**9**	**−1**	**720**
	Q2/2007	**82**	**23**	**175**	**414**	**81**	**115**	**889**
	Q1/2007	**88**	**22**	**179**	**368**	**106**	**6**	**769**
Goodwill impairment	Q1/2008	–	–	–	–	–	–	–
	Q4/2007	–	–	–	–	–	–	–
	Q3/2007	–	–	–	–	–	–	–
	Q2/2007	–	–	–	–	–	–	–
	Q1/2007	–	–	–	–	–	–	–

Additional IFRS disclosures (CONTINUED)

		RETAIL DIVISION	PRIVATE BANKING & ASSET MANAGEMENT DIVISION	CORPORATES DIVISION	CENTRAL EASTERN EUROPE DIVISION	MARKETS & INVESTMENT BANKING DIVISION	CORPORATE CENTER	BANK AUSTRIA GROUP
Provisions for risks and charges	Q1/2008	–	–	1	–7	–	–	–7
	Q4/2007	–4	–1	–4	–33	–	8	–34
	Q3/2007	5	–	–	–16	2	14	5
	Q2/2007	–1	–	–	–15	–	–12	–29
	Q1/2007	–2	–	–	–14	–2	–	–18
Restructuring costs	Q1/2008	–	–	–	–4	–	–1	–5
	Q4/2007	–	–	–	–9	–2	–1	–13
	Q3/2007	–	–	–	–11	–	–1	–12
	Q2/2007	–	–	–	–5	–	–	–5
	Q1/2007	–	–	–	–2	–	–	–3
Net writedowns of loans and provisions for guarantees and commitments	Q1/2008	–56	–	–15	–103	–	–	–173
	Q4/2007	–41	–	–26	–62	2	–	–128
	Q3/2007	–58	1	–10	–80	–1	–	–148
	Q2/2007	–58	–	–13	–19	–	–	–90
	Q1/2007	–51	–	–17	–50	–	–	–117
Net income from investments	Q1/2008	1	2	–	28	–	70	101
	Q4/2007	–	1	–1	–5	–2	56	49
	Q3/2007	–	1	–12	22	1	74	87
	Q2/2007	1	–	–2	–	2	74	75
	Q1/2007	12	–	2	3	1	39	58
PROFIT BEFORE TAX	**Q1/2008**	**26**	**17**	**154**	**420**	**–96**	**–2**	**520**
	Q4/2007	**18**	**36**	**104**	**315**	**39**	**55**	**565**
	Q3/2007	**45**	**20**	**143**	**347**	**11**	**86**	**652**
	Q2/2007	**24**	**22**	**159**	**374**	**82**	**177**	**840**
	Q1/2007	**48**	**22**	**164**	**305**	**105**	**45**	**688**
Income tax	Q1/2008	–6	–4	–33	–94	26	26	–86
	Q4/2007	–	–9	–26	–61	–10	72	–34
	Q3/2007	–10	–4	–27	–62	1	13	–88
	Q2/2007	–5	–6	–29	–69	–17	–9	–134
	Q1/2007	–12	–6	–38	–59	–24	14	–125
NET PROFIT	**Q1/2008**	**20**	**13**	**122**	**326**	**–70**	**24**	**434**
	Q4/2007	**18**	**26**	**78**	**254**	**29**	**127**	**531**
	Q3/2007	**36**	**16**	**116**	**285**	**12**	**99**	**564**
	Q2/2007	**20**	**17**	**130**	**306**	**65**	**168**	**705**
	Q1/2007	**36**	**16**	**126**	**246**	**80**	**59**	**563**
RWA credit and market risk	**Q1/2008**	**15,719**	**481**	**32,135**	**59,776**	**6,392**	**4,004**	**118,507**
	Q4/2007	**15,801**	**445**	**31,587**	**51,001**	**6,852**	**7,681**	**113,366**
	Q3/2007	**16,128**	**464**	**29,387**	**47,342**	**5,424**	**3,771**	**102,516**
	Q2/2007	**16,190**	**457**	**31,508**	**44,355**	**4,703**	**3,643**	**100,857**
	Q1/2007	**16,563**	**441**	**31,554**	**43,673**	**4,431**	**4,613**	**101,275**
Average equity *)	Q1/2008	975	199	2,335	8,100	4,415	–1,120	14,903
	Q4/2007	1,003	231	2,241	7,517	5,099	–1,487	14,603
	Q3/2007	1,011	181	2,137	7,377	1,884	1,472	14,064
	Q2/2007	1,005	168	2,362	6,891	427	2,910	13,764
	Q1/2007	1,056	233	2,301	6,611	429	2,669	13,300

*) IAS capital for subsidiaries, standardised capital for Divisions of Bank Austria

		RETAIL DIVISION	PRIVATE BANKING & ASSET MANAGEMENT DIVISION	CORPORATES DIVISION	CENTRAL EASTERN EUROPE DIVISION	MARKETS & INVESTMENT BANKING DIVISION	CORPORATE CENTER	BANK AUSTRIA GROUP
ROE before tax in %	*Q1/2008*	*10.6*	*33.7*	*26.5*	*20.8*	*–8.7*	*n.m.*)*	*13.9*
	Q4/2007	*7.1*	*61.9*	*18.5*	*16.8*	*3.0*	*n.m.*	*15.5*
	Q3/2007	*17.9*	*44.0*	*26.8*	*18.8*	*2.3*	*n.m.*	*18.6*
	Q2/2007	*9.7*	*52.4*	*27.0*	*21.7*	*77.2*	*n.m.*	*24.4*
	Q1/2007	*18.1*	*37.3*	*28.5*	*18.5*	*97.7*	*n.m.*	*20.7*
ROE after tax in %	*Q1/2008*	*8.0*	*25.4*	*20.7*	*15.8*	*–5.4*	*n.m.*	*11.5*
	Q4/2007	*7.1*	*45.9*	*13.9*	*13.5*	*2.2*	*n.m.*	*14.6*
	Q3/2007	*14.1*	*34.8*	*21.7*	*15.5*	*2.5*	*n.m.*	*16.0*
	Q2/2007	*7.9*	*39.3*	*22.0*	*17.8*	*61.0*	*n.m.*	*20.5*
	Q1/2007	*13.7*	*27.5*	*21.9*	*14.9*	*75.0*	*n.m.*	*16.9*
Cost/income ratio in %	*Q1/2008*	*72.7*	*63.6*	*27.1*	*50.3*	*–111.5*	*n.m.*	*60.9*
	Q4/2007	*78.9*	*45.7*	*36.6*	*55.3*	*65.5*	*n.m.*	*57.7*
	Q3/2007	*70.1*	*58.0*	*29.1*	*49.2*	*82.0*	*n.m.*	*53.3*
	Q2/2007	*74.2*	*53.8*	*38.0*	*49.6*	*39.4*	*n.m.*	*45.3*
	Q1/2007	*72.8*	*51.1*	*36.0*	*50.8*	*36.0*	*n.m.*	*52.5*
Risk/earnings ratio in %	*Q1/2008*	*32.2*	*n.m.*	*9.7*	*14.6*	*n.m.*	*n.m.*	*15.4*
	Q4/2007	*23.4*	*n.m.*	*17.4*	*9.8*	*n.m.*	*n.m.*	*11.8*
	Q3/2007	*28.9*	*n.m.*	*6.0*	*14.9*	*n.m.*	*n.m.*	*14.5*
	Q2/2007	*31.1*	*n.m.*	*8.3*	*3.8*	*n.m.*	*n.m.*	*9.5*
	Q1/2007	*27.3*	*n.m.*	*10.7*	*10.5*	*n.m.*	*n.m.*	*13.2*

*) not meaningful

Information required under Austrian law

(34) Consolidated capital resources and regulatory capital requirements

Net capital resources of the Bank Austria group of credit institutions	31 MARCH 2008 BASEL II	31 DEC. 2007 BASEL I (€ m)
Paid-in capital (less own shares)	1,468	1,468
Reserves and minority interests	8,775	8,912
Intangible assets	–755	–702
Core capital (Tier 1, under Basel I)	**9,488**	**9,678**
Deductions from Tier 1 capital (in particular 50% deduction pursuant to Section 23 (13) 3 to 4d of the Austrian Banking Act)[3]	–700	
Core capital (Tier 1, under Basel II)	**8,788**	**9,678**
Net subordinated liabilities	3,673	3,893
Revaluation reserves and undisclosed reserves	138	141
Supplementary capital resources (Tier 2, under Basel I)	**3,811**	**4,034**
Deductions from Tier 2 (50% deduction pursuant to Section 23 (13) 3 to 4d)[3]	–681	
Supplementary capital resources (Tier 2, under Basel II)	**3,130**	**4,034**
Deductions from Tier 1 and Tier 2 (under Basel II only deduction pursuant to Section 23 (13) 4a)[4]	–140	–1,153
Net capital resources (excl. Tier 3)	**11,778**	**12,559**
Tier 3 (re-assigned subordinated capital)	286	606
NET CAPITAL RESOURCES (INCL. TIER 3)	**12,064**	**13,165**

Capital requirements of the Bank Austria group of credit institutions	31 MARCH 2008 BASEL II	31 DEC. 2007 BASEL I (€ m)
Basel I		
Banking book		8,833
Trading book		606
Basel II		
a) Credit risk pursuant to standardised approach	7,604	
b) Credit risk pursuant to internal ratings-based (IRB) approach	2,011	
Credit risk	9,615	
Operational risk	797	
Position risk – debt instruments, equities, foreign currencies and commodities	286	
Settlement risk	0	
CAPITAL REQUIREMENT	**10,699**	**9,439**
Total RWA	133,733	117,993

Capital ratios	31 MARCH 2008 BASEL II	31 DEC. 2007 BASEL I (€ m)
Tier 1 capital ratio, based on all risks	6.57%	8.20%
Total capital ratio, based on all risks[1]	9.02%	11.16%
Tier 1 capital ratio, based on credit risk	7.31%	8.76%
Total capital ratio, based on credit risk[2]	9.14%	11.37%

1) Net capital resources (incl. Tier 3) as a percentage of the risk-weighted assessment basis for all risks
2) Total capital resources less requirement for trading book, commodities risk, exchange rate risk and operational risk as a percentage of the risk-weighted assessment basis for credit risk
3) Capital components in non-consolidated companies and "shortfall"
4) Capital components in insurance companies

Statement by Management on the Interim Report

We state to the best of our knowledge that the consolidated financial statements prepared in accordance with the relevant financial reporting standards provide a true and fair view of the financial position and performance of the Group, and that in the Management Report of the Group for the first quarter of 2008 the business trends including business results and the position of the Group have been presented in such a way as to provide a true and fair view of the financial position and performance of the Group, and that it describes the material risks and uncertainties to which the Group is exposed.

In respect of this Interim Report for the first three months of 2008, the conduct of an audit and a review by an independent auditor have been waived.

Vienna, 5 May 2008

The Management Board

Erich Hampel
(Chairman)

Federico Ghizzoni

Thomas Gross

Wilhelm Hemetsberger

Werner Kretschmer

Ralph Müller

Regina Prehofer

Carlo Vivaldi

Robert Zadrazil

Income statement of the consolidated banking subsidiaries in CEE

(€ m)	TURKEY*)			RUSSIA			CROATIA		
	Q1 2008	Q1 2007	%	Q1 2008	Q1 2007	%	Q1 2008	Q1 2007	%
Net interest income	**148.3**	**114.0**	**+30%**	**107.4**	**76.9**	**+40%**	**83.6**	**65.0**	**+29%**
Net fee and commission income	74.9	52.0	+44%	28.5	25.0	+14%	32.4	26.3	+23%
Net trading, hedging and fair value income	5.0	6.9	−28%	−5.8	5.7	n.m.	5.0	5.6	−12%
Net other income/expenses	17.4	10.7	+63%	0.0	1.7	−100%	2.7	3.1	−13%
Net non-interest income	**97.2**	**69.6**	**+40%**	**22.7**	**32.5**	**−30%**	**40.0**	**35.0**	**+14%**
OPERATING INCOME	**245.6**	**183.7**	**+34%**	**130.1**	**109.4**	**+19%**	**123.6**	**100.0**	**+24%**
OPERATING EXPENSES	**−116.9**	**−92.2**	**+27%**	**−56.1**	**−40.7**	**+38%**	**−62.4**	**−55.9**	**+11%**
OPERATING PROFIT	**128.6**	**91.4**	**+41%**	**74.0**	**68.6**	**+8%**	**61.2**	**44.1**	**+39%**
Provisions for risks and charges	**−8.7**	**−13.4**	**−35%**	**0.0**	**0.0**	**–**	**−0.1**	**−0.5**	**−82%**
Net writedowns on loans	29.6	−9.9	n.m.	−13.9	−7.2	+92%	−3.2	−1.4	>100%
Net income from investments	0.2	0.4	−46%	0.0	0.0	–	−1.8	0.6	n.m.
Integration costs	0.0	−0.1	−100%	0.0	0.0	–	0.0	0.0	n.m.
PROFIT BEFORE TAX	**149.7**	**68.4**	**>100%**	**60.1**	**61.4**	**−2%**	**56.1**	**42.7**	**+31%**
Cost/income ratio	47.6%	50.2%		43.1%	37.3%		50.5%	55.9%	
Exchange rate	1.786	1.809		35.018	34.112		7.338	7.325	
Appreciation/depreciation against the euro	+1.3%			−2.6%			−0.2%		

(€ m)	CZECH REPUBLIC			SLOVAKIA			SLOVENIA		
	Q1 2008	Q1 2007	%	Q1 2008	Q1 2007	%	Q1 2008	Q1 2007	%
Net interest income	**67.4**	**49.6**	**+36%**	**25.9**	**19.7**	**+32%**	**10.0**	**7.8**	**+28%**
Net fee and commission income	24.2	25.8	−6%	6.9	5.6	+22%	4.7	4.2	+12%
Net trading, hedging and fair value income	−6.6	0.6	n.m.	4.6	7.3	−37%	−0.2	0.7	n.m.
Net other income/expenses	0.0	0.4	−>100%	0.9	0.6	+37%	0.0	0.0	−>100%
Net non-interest income	**17.6**	**26.8**	**−35%**	**12.4**	**13.6**	**−9%**	**4.6**	**4.9**	**−5%**
OPERATING INCOME	**84.9**	**76.5**	**+11%**	**38.2**	**33.2**	**+15%**	**14.6**	**12.7**	**+16%**
OPERATING EXPENSES	**−37.3**	**−34.4**	**+8%**	**−17.4**	**−16.7**	**+4%**	**−7.8**	**−6.9**	**+13%**
OPERATING PROFIT	**47.6**	**42.0**	**+13%**	**20.9**	**16.6**	**+26%**	**6.8**	**5.7**	**+18%**
Provisions for risks and charges	**0.0**	**0.0**	**−100%**	**0.4**	**0.0**	**n.m.**	**0.0**	**0.0**	**−100%**
Net writedowns on loans	−9.1	−4.1	>100%	−1.5	−1.6	−8%	−1.2	−1.1	+6%
Net income from investments	26.9	0.0	>100%	0.0	0.3	−>100%	0.2	0.0	n.m.
Integration costs	−1.7	−0.2	>100%	0.0	−0.5	−100%	−0.3	0.0	–
PROFIT BEFORE TAX	**63.7**	**37.8**	**+69%**	**19.7**	**14.7**	**+34%**	**5.4**	**4.6**	**+18%**
Cost/income ratio	43.9%	45.0%		45.4%	50.1%		53.7%	54.7%	
Exchange rate	27.766	28.342		33.775	37.234		1.000	1.000	
Appreciation/depreciation against the euro	+2.1%			+10.2%					

*) pro quota
n.m. = not meaningful

BULGARIA			ROMANIA			HUNGARY			KAZAKHSTAN	UKRAINE
Q1 2008	Q1 2007	%	Q1 2008	Q1 2007	%	Q1 2008	Q1 2007	%	Q1 2008	Q1 2008
56.7	**44.1**	**+28%**	**29.9**	**22.9**	**+30%**	**39.1**	**35.0**	**+12%**	**45.6**	**45.5**
18.1	17.5	+4%	13.9	18.9	−27%	20.7	18.3	+13%	8.2	16.2
−4.1	1.7	n.m.	21.3	17.5	+22%	−4.5	4.9	n.m.	7.0	6.6
0.1	0.6	−84%	0.0	−1.3	−>100%	−0.1	0.0	−>100%	0.1	2.0
14.1	**19.8**	**−29%**	**35.3**	**35.2**	**+0%**	**16.1**	**23.2**	**−31%**	**15.4**	**24.8**
70.8	**63.9**	**+11%**	**65.1**	**58.1**	**+12%**	**55.2**	**58.2**	**−5%**	**60.9**	**70.2**
−30.3	**−27.0**	**+12%**	**−34.8**	**−29.0**	**+20%**	**−31.7**	**−28.6**	**+11%**	**−26.6**	**−41.9**
40.6	**36.9**	**+10%**	**30.4**	**29.0**	**+5%**	**23.5**	**29.6**	**−21%**	**34.3**	**28.4**
0.6	**0.1**	**>100%**	**0.6**	**0.0**	**n.m.**	**0.2**	**0.0**	**–**	**0.0**	**0.0**
−3.1	−6.8	−55%	−6.6	−5.0	+33%	−4.8	−3.9	+25%	−33.7	−14.8
0.9	0.2	>100%	1.4	0.1	>100%	0.6	1.1	−44%	−0.1	0.0
0.0	0.0	–	0.0	−0.1	−100%	−0.4	−1.0	−66%	0.0	0.0
39.0	**30.3**	**+29%**	**25.8**	**24.1**	**+7%**	**19.1**	**25.8**	**−26%**	**0.5**	**13.5**
42.7%	42.2%		53.4%	50.0%		57.4%	49.1%		43.7%	59.6%
1.956	1.956		3.335	3.526		251.352	264.263		167.871	6.903
+0.0%			+5.7%			+5.1%				

BOSNIA			SERBIA			BALTICS			CEE BANKS TOTAL		
Q1 2008	Q1 2007	%	Q1 2008	Q1 2007	%	Q1 2008	Q1 2007	%	Q1 2008	Q1 2007	%
18.8	**18.3**	**+3%**	**9.4**	**8.2**	**+15%**	**4.8**	**3.9**	**+23%**	**692.5**	**465.5**	**+49%**
7.3	7.2	+2%	4.6	3.9	+17%	0.1	0.3	−61%	260.6	205.2	+27%
1.4	0.8	+81%	1.4	1.2	+21%	0.6	−0.6	n.m.	31.8	52.3	−39%
0.1	0.3	−71%	−0.2	−0.1	>100%	0.8	0.0	n.m.	23.8	16.0	+49%
8.8	**8.3**	**+7%**	**5.8**	**5.0**	**+16%**	**1.6**	**−0.3**	**n.m.**	**316.2**	**273.4**	**+16%**
27.6	**26.5**	**+4%**	**15.3**	**13.3**	**+15%**	**6.4**	**3.6**	**+78%**	**1,008.6**	**738.9**	**+37%**
−19.1	**−17.8**	**+7%**	**−7.5**	**−7.0**	**+6%**	**−3.0**	**−2.5**	**+20%**	**−492.6**	**−358.9**	**+37%**
8.6	**8.7**	**−2%**	**7.8**	**6.2**	**+25%**	**3.4**	**1.1**	**>100%**	**516.0**	**380.0**	**+36%**
−0.1	**−0.1**	**+67%**	**0.0**	**0.0**	**–**	**0.0**	**0.0**	**–**	**−7.2**	**−13.9**	**−49%**
−3.5	0.7	n.m.	−1.2	−1.1	+16%	−0.8	0.6	n.m.	−67.7	−40.8	+66%
−0.1	0.0	−>100%	0.0	0.0	−100%	0.0	0.0	–	28.1	2.6	>100%
−1.7	−0.4	>100%	0.0	0.0	–	0.0	−0.4	−100%	−4.1	−2.7	+55%
3.1	**9.0**	**−65%**	**6.5**	**5.1**	**+27%**	**2.6**	**1.3**	**+91%**	**465.1**	**325.3**	**+43%**
69.0%	67.2%		48.9%	53.1%		46.7%	69.2%		48.8%	48.6%	
1.956	1.956		79.986	84.446		0.700	0.696				
0.0%			+5.6%			−0.5%					

Investor Relations

Investor Relations of Bank Austria Creditanstalt AG

Am Hof 2, 1010 Vienna, Austria	
Tel: (+ 43) (0)5 05 05-595 22	Fax: (+ 43) (0)5 05 05-500 32
e-mail: IR@unicreditgroup.at	Internet: http://ir.bankaustria.at
Günther Stromenger Tel: (+ 43) (0)5 05 05-872 30	
Christina Klein Tel: (+ 43) (0)5 05 05-595 22	

Ratings

	LONG-TERM	SUBORDINATED LIABILITIES	SHORT-TERM
Moody's[1)]	Aa2	Aa3	P-1
Standard & Poor's[2)]	A+	A	A-1

1) Grandfathered debt remains rated Aa2, subordinated debt rating remains Aa3.

2) Grandfathered debt and subordinated debt rating remain rated AA+.

Financial calendar

5 August 2008	Results for the first six months of 2008
12 November 2008	Results for the first nine months of 2008
All information is available electronically at http://ir.bankaustria.at	

Published by
Bank Austria Creditanstalt AG
A-1010 Vienna, Schottengasse 6–8
Telephone within Austria: 05 05 05-0; from abroad: (+ 43) 5 05 05-0
Fax within Austria: 05 05 05-56155; from abroad: (+ 43) 5 05 05-56155
Internet: www.bankaustria.at
e-mail: info@unicreditgroup.at
BIC: BKAUATWW
Austrian routing code: 12000
Austrian Register of Firms: FN 150714p
VAT registration number: ATU 51507409

Editor: Identity & Communications,
Michael Trischler

Photographs: UniCredit Group; Wilke, Vienna

Basic design: Mercurio S.r.L., Milan

Graphics: Horvath, Leobendorf

Printed by: Gutenberg Druck GmbH, A-2700 Wr. Neustadt

The Interim Report is available from
Bank Austria
Identity & Communications
P. O. Box 22.000
A-1011 Vienna, Austria
Telephone within Austria: 05 05 05-56148;
from abroad: + 43 5 05 05-56148 (telephone answering machine)
Fax within Austria: 05 05 05-56945; from abroad: + 43 5 05 05-56945
e-mail: pub@unicreditgroup.at
Switchboard: within Austria: 05 05 05-0; from abroad + 43 5 05 05-0

Notes

This report contains forward-looking statements relating to the future performance of Bank Austria. These statements reflect estimates which we have made on the basis of all information available to us at present. Should the assumptions underlying forward-looking statements prove incorrect, or should risks mentioned in the Interim Report materialise to an extent not anticipated, actual results may vary from those expected at present. Market share data are based on the most recent information available at the editorial close of the Interim Report.

"Bank Austria" as used in this report refers to the group of consolidated companies. "Bank Austria Creditanstalt AG" as used in this report refers to the parent company. In adding up rounded figures and calculating the percentage rates of changes, slight differences may result compared with totals and rates arrived at by adding up component figures which have not been rounded off.

Disclaimer

Bank Austria
UniCredit Group

END